Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2013 and 2012 and

Independent Auditors’ Report

DECLARATION OF CONSOLIDATION OF FINANCIAL STATEMENTS OF AFFILIATES

The companies required to be included in the consolidated financial statements of affiliates in accordance with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” for the year ended December 31, 2013 are all the same as the companies required to be included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries as provided in International Accounting Standard 27 “Consolidated and Separate Financial Statements”. Relevant information that should be disclosed in the consolidated financial statements of affiliates has all been disclosed in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries. Hence, we do not prepare a separate set of consolidated financial statements of affiliates.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By

RICK L. TSAI
Chairman

March 25, 2014

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (“the Company”) as of December 31, 2013, December 31, 2012 and January 1, 2012, the related consolidated statements of comprehensive income and change in stockholders’ equity and cash flows for the years ended December 31, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013, December 31, 2012 and January 1, 2012, and their consolidated financial performance and their consolidated cash flows for the years ended December 31, 2013 and 2012, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed by the Financial Supervisory Commission of the Republic of China.

We have also audited the parent company only financial statements of Chunghwa Telecom Co., Ltd. as of and for the years ended December 31, 2013 and 2012 on which we have issued an unqualified report.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 25, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2013		December 31, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$14,585,105	3	$30,938,472	7	$26,407,196	6
Financial assets at fair value through profit or loss (Notes 3 and 7)	337	—	2,994	—	45,750	—
Available-for-sale financial assets (Notes 3 and 8)	24,267	—	2,250,260	—	2,498,712	1
Held-to-maturity financial assets (Notes 3 and 9)	4,264,104	1	4,250,146	1	1,201,301	—
Trade notes and accounts receivable, net (Notes 3, 4 and 10)	22,900,902	5	24,354,817	6	22,396,071	5
Accounts receivable from related parties (Note 37)	69,304	—	43,937	—	34,064	—
Inventories (Notes 3, 4, 11 and 38)	7,848,087	2	7,196,101	2	4,822,154	1
Prepayments (Notes 12 and 37)	2,224,130	1	1,985,706	—	1,888,643	—
Other current monetary assets (Notes 13 and 26)	4,636,305	1	24,449,195	6	43,050,748	10
Other current assets (Notes 7 and 19)	3,960,798	1	4,474,595	1	3,039,836	1

Total current assets	60,513,339	14	99,946,223	23	105,384,475	24

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 8)	3,046,182	1	3,278,315	1	242,934	—
Financial assets carried at cost (Notes 3 and 14)	2,423,646	—	2,467,861	—	2,575,030	1
Held-to-maturity financial assets (Notes 3 and 9)	7,501,743	2	11,796,144	3	13,494,891	3
Investments accounted for using equity method (Notes 3 and 15)	2,562,293	—	2,240,292	—	2,556,017	—
Property, plant and equipment (Notes 3, 4, 16, 37 and 38)	302,714,116	69	297,342,349	68	295,031,831	67
Investment properties (Notes 3, 4 and 17)	8,018,031	2	7,788,898	2	9,060,081	2
Intangible assets (Notes 3, 4 and 18)	44,398,888	10	5,781,803	1	6,278,175	1
Deferred income tax assets (Notes 3 and 30)	1,515,408	—	1,315,874	—	1,067,871	—
Prepayments (Notes 12 and 37)	3,608,487	1	3,554,235	1	3,546,976	1
Other noncurrent assets (Notes 19, 26 and 38)	4,882,974	1	4,596,529	1	3,858,165	1

Total noncurrent assets	380,671,768	86	340,162,300	77	337,711,971	76

TOTAL	$441,185,107	100	$440,108,523	100	$443,096,446	100

(Continued)

	December 31, 2013		December 31, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 20)	$254,357	—	$111,473	—	$75,000	—
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	246	—	1,959	—	3,987	—
Trade notes and accounts payable (Note 22)	15,589,108	4	13,513,437	3	14,264,769	3
Payables to related parties (Note 37)	556,809	—	837,330	—	788,147	—
Current tax liabilities (Notes 3 and 30)	4,144,076	1	3,320,329	1	3,538,742	1
Other payables (Note 23)	26,791,769	6	26,101,780	6	26,302,261	6
Provisions (Notes 3 and 24)	129,341	—	221,245	—	148,050	—
Advance receipts (Note 25)	9,463,535	2	10,193,988	2	11,501,721	3
Current portion of long-term loans (Note 21)	300,000	—	8,372	—	701,887	—
Other current liabilities	1,598,017	—	1,597,476	1	1,954,963	1

Total current liabilities	58,827,258	13	55,907,389	13	59,279,527	14

NONCURRENT LIABILITIES
Long-term loans (Note 21)	1,400,000	1	2,050,000	1	1,058,372	—
Deferred income tax liabilities (Notes 3 and 30)	101,379	—	98,392	—	111,365	—
Provisions (Notes 3 and 24)	123,464	—	44,909	—	34,002	—
Customers’ deposits (Note 37)	4,834,580	1	4,911,010	1	5,013,981	1
Accrued pension liabilities (Notes 3, 4 and 26)	5,519,103	1	4,616,803	1	2,994,079	1
Deferred revenue	3,700,949	1	3,838,854	1	3,887,813	1
Other noncurrent liabilities	1,334,220	—	1,312,630	—	865,644	—

Total noncurrent liabilities	17,013,695	4	16,872,598	4	13,965,256	3

Total liabilities	75,840,953	17	72,779,987	17	73,244,783	17

EQUITY ATTRIBUTABLE TO OF THE PARENT (Note 27)
Common stock	77,574,465	18	77,574,465	18	77,574,465	17

Additional paid-in capital	184,620,065	42	190,162,430	43	190,157,537	43

Retained earnings
Legal reserve	74,819,380	17	70,828,983	16	66,122,145	15
Special reserve	2,675,894	—	2,675,894	—	2,675,894	1
Unappropriated earnings	20,744,024	5	21,483,854	5	29,016,482	6

Total retained earnings	98,239,298	22	94,988,731	21	97,814,521	22

Other adjustments	(144,005)	—	161,061	—	28,756	—

Total equity attributable to of the parent	360,289,823	82	362,886,687	82	365,575,279	82

NONCONTROLLING INTERESTS	5,054,331	1	4,441,849	1	4,276,384	1

Total equity	365,344,154	83	367,328,536	83	369,851,663	83

TOTAL	$441,185,107	100	$440,108,523	100	$443,096,446	100

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Years Ended December 31
	2013		2012
	Amount	%	Amount	%

REVENUES (Notes 28 and 37)	$227,981,307	100	$221,419,829	100

OPERATING COSTS (Notes 11 and 37)	147,289,195	65	141,512,808	64

GROSS PROFIT	80,692,112	35	79,907,021	36

OPERATING EXPENSES (Note 37)
Marketing	25,160,434	11	22,246,206	10
General and administrative	4,190,347	2	4,021,184	2
Research and development	3,724,903	1	3,698,110	1

Total operating expenses	33,075,684	14	29,965,500	13

OTHER INCOME AND EXPENSES (Note 29)	58,955	—	(1,569,217)	(1)

INCOME FROM OPERATIONS	47,675,383	21	48,372,304	22

NON-OPERATING INCOME AND EXPENSES
Interest income	562,808	—	741,937	1
Other income (Notes 29 and 37)	356,528	—	440,609	—
Other gains and losses (Notes 29 and 37)	(122,911)	—	(138,524)	—
Finance costs (Note 29)	(36,412)	—	(22,033)	—
Share of the profit of associates and jointly controlled entities accounted for by equity method (Note 15)	674,977	1	533,358	—

Total non-operating income and expenses	1,434,990	1	1,555,347	1

INCOME BEFORE INCOME TAX	49,110,373	22	49,927,651	23

INCOME TAX EXPENSE (Notes 3 and 30)	8,270,746	4	8,011,771	4

NET INCOME	40,839,627	18	41,915,880	19

OTHER COMPREHENSIVE INCOME (LOSS), NET
Exchange differences arising from the translation of the foreign operations	129,318	—	(57,959)	—
Unrealized gain (loss) on available-for-sale financial assets	(392,685)	—	192,114	—
Actuarial loss arising from defined benefit plan	(617,049)	—	(1,496,742)	(1)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Years Ended December 31
	2013		2012
	Amount	%	Amount	%

Share of other comprehensive income of associates and jointly controlled entities accounted for by equity method	$(34,566)	—	$(26,373)	—
Income tax relating to each component of other comprehensive income (Note 30)	98,567	—	254,446	—

Total other comprehensive income (loss), net of income tax	(816,415)	—	(1,134,514)	(1)

TOTAL COMPREHENSIVE INCOME	$40,023,212	18	$40,781,366	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$39,715,693	17	$40,779,726	18
Noncontrolling interests	1,123,934	1	1,136,154	1

	$40,839,627	18	$41,915,880	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$38,858,600	17	$39,668,379	18
Noncontrolling interests	1,164,612	1	1,112,987	—

	$40,023,212	18	$40,781,366	18

EARNINGS PER SHARE (Note 31)
Basic	$5.12		$5.26

Diluted	$5.11		$5.24

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to of the Parent (Note 27)
						Other Adjustments
			Retained Earnings			Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	Available-for-sale Financial Assets	Attributable to Stockholders of the Parent	Noncontrolling Interests (Note 27)	Total Equity

BALANCE, JANUARY 1, 2012	$77,574,465	$190,157,537	$66,122,145	$2,675,894	$29,016,482	$(38,918)	$67,674	$365,575,279	$4,276,384	$369,851,663

Appropriation of 2011 earnings
Legal reserve	—	—	4,706,838	—	(4,706,838)	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(42,361,864)	—	—	(42,361,864)	—	(42,361,864)

Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	(892,904)	(892,904)

Net income for the year ended December 31, 2012	—	—	—	—	40,779,726	—	—	40,779,726	1,136,154	41,915,880

Other comprehensive income for the year ended December 31, 2012	—	—	—	—	(1,243,652)	(58,012)	190,317	(1,111,347)	(23,167)	(1,134,514)

Total comprehensive income for the year ended December 31, 2012	—	—	—	—	39,536,074	(58,012)	190,317	39,668,379	1,112,987	40,781,366

Exercise of employee stock option of subsidiaries	—	4,893	—	—	—	—	—	4,893	38,767	43,660

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	(93,385)	(93,385)

BALANCE, DECEMBER 31, 2012	77,574,465	190,162,430	70,828,983	2,675,894	21,483,854	(96,930)	257,991	362,886,687	4,441,849	367,328,536

(Continued)

	Equity Attributable to of the Parent (Note 27)
						Other Adjustments
			Retained Earnings			Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	Available-for-sale Financial Assets	Attributable to Stockholders of the Parent	Noncontrolling Interests (Note 27)	Total Equity

Appropriation of 2012 earnings
Legal reserve	—	—	3,990,397	—	(3,990,397)	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(35,913,099)	—	—	(35,913,099)	—	(35,913,099)

Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	(811,296)	(811,296)

Other changes in capital surplus
Cash distributed from capital surplus	—	(5,589,240)	—	—	—	—	—	(5,589,240)	—	(5,589,240)
Change in capital surplus from investments in associates accounted for using equity method	—	41,973	—	—	—	—	—	41,973	103,320	145,293
Disposal of investments accounted for by equity method using subsidiaries	—	(577)	—	—	—	—	—	(577)	(1,501)	(2,078)

Net income for the year ended December 31, 2013	—	—	—	—	39,715,693	—	—	39,715,693	1,123,934	40,839,627

Other comprehensive income for the year ended December 31, 2013	—	—	—	—	(552,027)	102,672	(407,738)	(857,093)	40,678	(816,415)

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	39,163,666	102,672	(407,738)	38,858,600	1,164,612	40,023,212

Exercise of employee stock option of subsidiaries	—	5,498	—	—	—	—	—	5,498	44,438	49,936

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	69,579	69,579

Employee stock bonus issued by a subsidiary	—	(19)	—	—	—	—	—	(19)	2,468	2,449

Increase in noncontrolling interests	—	—	—	—	—	—	—	—	40,862	40,862

BALANCE, DECEMBER 31, 2013	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$5,742	$(149,747)	$360,289,823	$5,054,331	$365,344,154

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Years Ended December 31
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$49,110,373	$49,927,651
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	30,954,469	31,037,506
Amortization	1,237,820	1,123,962
Provision for (reversal of) doubtful accounts	253,090	(1,451,384)
Interest expenses	36,412	22,033
Interest income	(562,808)	(741,937)
Dividend income	(78,612)	(20,606)
Compensation cost of employee stock options	69,579	—
Share of the profit of associates and jointly controlled entities accounted for by equity method	(674,977)	(533,358)
Impairment loss on available-for-sale financial assets	—	26,779
Impairment loss on financial assets carried at cost	66,342	176,374
Provision for inventory and obsolescence	202,707	112,562
Impairment loss on property, plant and equipment	254,210	300,989
Impairment loss on (reversal of) investment properties	(245,708)	1,261,365
Impairment loss on intangible assets	18,055	4,770
Gain on disposal of financial instruments	(76,291)	(113,100)
Loss (gain) on disposal of property, plant and equipment	(85,512)	2,093
Gain on disposal of investments accounted for using equity method	(15,425)	—
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	676	1,394
Loss (gain) on foreign exchange	20,728	(20,720)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	9,097	73,638
Trade notes and accounts receivable	1,219,112	(508,973)
Receivables from related parties	(25,366)	(9,873)
Inventories	(854,692)	(2,486,509)
Other current monetary assets	(1,283)	(117,967)
Prepayment	(286,905)	(104,322)
Other current assets	589,110	(1,516,291)
Increase (decrease) in:
Trade notes and accounts payable	2,075,671	(803,959)
Payables to related parties	(280,521)	49,183
Other payables	447,383	(262,870)
Provisions	(13,349)	84,102
Advance receipts	(730,453)	(1,307,733)
Other current liabilities	88,473	(383,014)
Deferred revenue	(137,905)	(48,959)
Accrued pension liabilities	285,251	125,982

Cash generated from operations	82,868,751	73,898,808

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Years Ended December 31
	2013	2012

Interest paid	$(36,361)	$(28,759)
Income tax paid	(7,544,166)	(8,212,990)

Net cash provided by operating activities	75,288,224	65,657,059

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	—	(29,548)
Proceeds from disposal of designated financial assets at fair value through profit or loss	—	57,362
Acquisition of available-for-sale financial assets	(1,762,132)	(4,452,278)
Proceeds from disposal of available-for-sale financial assets	3,984,458	1,792,612
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(18,198,714)	(32,933,663)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	37,927,854	51,653,183
Acquisition of held-to-maturity financial assets	—	(3,865,173)
Proceeds from disposal of held-to-maturity financial assets	4,236,182	2,450,896
Acquisition of financial assets carried at cost	(60,127)	(49,856)
Proceeds from disposal of financial assets carried at cost	4,985	31,162
Capital reduction of financial assets carried at cost	36,000	35,000
Proceeds from disposal of hedging derivative assets	15,288	—
Derecognition of hedging derivative liabilities	(108,433)	—
Acquisition of investments accounted for using equity method	(90,000)	(25,912)
Proceeds from disposal of investments accounted for using equity method	24,182	—
Capital reduction of investments accounted for using equity method	16,387	64,500
Acquisition of property, plant and equipment	(36,381,555)	(33,280,278)
Proceeds from disposal of property, plant and equipment	204,519	32,968
Acquisition of intangible assets	(39,871,850)	(632,420)
Increase in noncurrent assets	(290,818)	(623,565)
Interest received	672,249	853,220
Cash dividends received	474,905	315,464

Net cash used in investing activities	(49,166,620)	(18,606,326)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,398,522	857,473
Repayment of short-term loans	(1,255,638)	(821,000)
Proceeds from long-term loans	—	400,000
Repayment of long-term loans	(358,372)	(101,887)
Increase (decrease) in customers’ deposits	(49,979)	62,582
Increase in other liabilities	21,590	446,986

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Years Ended December 31
	2013	2012

Cash dividends and cash distributed from additional paid-in capital	$(41,502,339)	$(42,361,864)
Proceeds from exercise of employee stock option granted by subsidiaries	49,936	43,660
Dividends paid into noncontrolling interests	(811,296)	(892,904)
Other change in noncontrolling interests	41,764	(102,782)

Net cash used in financing activities	(42,465,812)	(42,469,736)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(9,159)	(49,721)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,353,367)	4,531,276

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	30,938,472	26,407,196

CASH AND CASH EQUIVALENTS, END OF YEAR	$14,585,105	$30,938,472

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

The financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 25, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On May 14, 2009, the Financial Supervisory Commission (FSC) announced the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC.” In this framework, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), the International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (the “IFRS”) endorsed by the FSC.

The Company’s consolidated financial statements for the year ended December 31, 2013 is its first IFRS consolidated financial statements. The Company’s date of transition to IFRSs is January 1, 2012, and the effect of the transition to IFRSs is disclosed in Note 43.

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRSs endorsed by the FSC.

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The opening balance sheet at the date of transition is prepared with the recognition and measurement required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. According to IFRS 1, the Company is required to apply each effective IFRS retrospectively in its opening balance sheet at the date of transition to IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are described in Note 43.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	assets held primarily for the purpose of trading;

b.	assets expected to be realized within twelve months after the reporting period; and

c.	cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	liabilities held primarily for the purpose of trading;

b.	liabilities due to be settled within twelve months after the reporting period; and

c.	liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as non-current.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by the Company (its subsidiaries).

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	December 31, 2013	December 31, 2012	January 1, 2012	Note

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	28	1)
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	December 31, 2013	December 31, 2012	January 1, 2012	Note

	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51
	Honghwa Human Resources Co., Ltd. (“HHR”)	Human resources service	100	—	—	2)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication internet service	100	100	100
	Chief International Corp. (“CIC”)	Internet communication and internet data center (“IDC”) service	100	100	100

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishment service	100	100	100

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	100	100	100

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	51	53	53	3)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	—	—	4)
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale electronic materials, electronic materials and general retail investment industry	100	—	—	5)

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	December 31, 2013	December 31, 2012	January 1, 2012	Note

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100

Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100

Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75	—	6)
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51	—	7)

(Concluded)

1)	Chunghwa owns less than 50% equity shares of SENAO. However, Chunghwa has more than 50% seats of the board of directors of SENAO. Therefore, Chunghwa has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. Chunghwa’s equity ownership of SENAO decreased from 28.44% as of January 1, 2012 to 28.30% and 28.18% as of December 31, 2013 and 2012, respectively, due to the exercise of options by SENAO’s employees.
2)	Chunghwa established 100% owned subsidiary of HHR in January 2013.
3)	The Company’s equity ownership of CHPT decreased to 50.62% as of December 31, 2013 due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus.
4)	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.
5)	CHPT established 100% owned subsidiary of CHPT (International) in July 2013.
6)	JZIT was established in January 2012 and CHC owns 75% ownership of JZIT.
7)	HXIT was established in November 2012 and CHC owns 51% ownership of HXIT.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2013:

Business Combination

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity attributed to noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalent includes treasury bills, commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

Investments in Associates and Jointly controlled entity

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which ventures have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The operating results and assets and liabilities of associates and jointly controlled entity are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate and joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate and jointly controlled entity. The Company also recognizes the changes in the Company’s share of equity of associates and jointly controlled entity attributable to the Company.

When the Company subscribes for additional new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate and joint venture recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and jointly controlled entity, profits and losses resulting from the transactions with the associate and jointly controlled entity are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate and jointly controlled entity that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

Any gain or loss arising on derecognition of the investment properties is calculated as the difference between the net disposal proceeds and the carrying amount of the asset and is included in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Impairment of Tangible and Intangible Assets Other Than Goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds over specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

Listed stocks, emerging market stocks, open-end mutual funds, unlisted stocks and corporate bonds held by the Company and classified as AFS in an active market are measured at fair value at the end of each reporting period. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less any identified impairment losses at the end of each reporting period.

AFS financial assets are measured at fair value. Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalent, trade receivables, accounts receivable from related parties, other receivables and debt investments with no active market) are measured at amortized cost using the effective interest method, less any impairment, except for short-term receivables when the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets and trade receivables, assets are assessed for impairment on a collective basis and individual.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

In respect of AFS equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, the impairment loss is subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade receivables and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Expect for financial liabilities at FVTPL, all the financial liabilities are measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate and the fluctuation on stock price risks, including foreign exchange forward contracts, cross currency swap contracts and index future contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates certain derivatives instruments as fair value hedges.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the profit or loss in line item relating to the hedged item.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting.

Provisions

Provisions for the expected cost of warranty obligations are recognized at the date of sale of the relevant products, at the best estimate of the expenditure required to settle the Company’s obligation by the management of the Company.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Services revenue is recognized when service provided. Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method. All actuarial gains and losses on the defined benefit obligation are recognized immediately in other comprehensive income. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated balance sheets represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the unrecognized past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Share-based Payment Arrangements - Employee Stock Options

The Company elected not to apply IFRS 2 “Share-based Payment” retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

The share-based payment transactions which were granted after transitions to IFRSs should apply IFRS 2.

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee share options that will eventually vest, with a corresponding increase in additional paid-in capital - employee share options. The fair value determined at the grant date of the employee share options is recognized as an expense in full at the grate date when the share options granted vest immediately.

At the end of each reporting period, the Company reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the shareholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery equipment and technology, research and development expenditures, and personnel training expenditures can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of accounts receivable

When there is objective evidence showed indications of impairment, the Company will considered the estimation of future cash flows. The amount of impairment will be measured on the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made at the end of reporting period. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period. Estimates of net realizable value also take which into consideration. Inventories write-downs are determined on an item by item basis, except those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

c.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the impairment is recognized in profit or loss as incurred. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviewed estimated useful lives of property, plant and equipment at the end of each year.

e.	Recognition and measurement of defined benefit plans

Accrued pension liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	New, amended and revised standards and interpretations (the “New IFRSs”) in issue but not yet effective

The Company has not adopted the following new revised or amended IFRSs, IASs, IFRICs, SICs and related guidance (IFRSs) issued by the International Accounting Standards Board (IASB).

On January 28, 2014, the Financial Supervisory Commission (FSC) announced the framework for the adoption of updated IFRSs version in the ROC. Under this framework, starting January 1, 2015, the previous version of IFRSs endorsed by the FSC (the 2010 IFRSs version) currently applied by companies with shares listed on the Taiwan Stock Exchange or traded on the Taiwan GreTai Securities Market or Emerging Stock Market will be replaced by the updated IFRSs without IFRS 9 (the 2013 IFRSs version). However, as of the date that the consolidated financial statements were authorized for issue, the FSC has not endorsed the following new, amended and revised standards and interpretations issued by the IASB (the “New IFRSs”) included in the 2013 IFRSs version. Furthermore, the FSC has not announced the effective date for the following New IFRSs that are not included in the 2013 IFRSs version.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

The New IFRSs included in the 2013 IFRSs version not yet endorsed by the FSC

Amendments to IFRSs	Improvement to IFRSs 2009 - amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate
Amendment to IAS 39	Embedded Derivative	Effective for annual periods ending on or after June 30, 2009
Amendments to IFRSs	Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011, as appropriate
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013
Amendment to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures of First-time Adopters	July 1, 2010
Amendment to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
Amendment to IFRS 1	Government Loans	January 1, 2013
Amendment to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7	Disclosures - Transfers of Financial Assets	July 1, 2011
Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013
Amendment to IFRS 11	Joint Arrangements	January 1, 2013
Amendment to IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
Amendment to IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12	Deferred tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 (Revised 2011)	Employee Benefits	January 1, 2013
Amendment to IAS 27 (Revised 2011)	Separate Financial Statements	January 1, 2013
Amendment to IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20	Stripping Costs in Production Phase of a Surface Mine	January 1, 2013

The New IFRSs not included in the 2013 IFRSs version

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
IFRS 9	Financial Instruments	Effective date not determined
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	Effective date not determined
IFRS 14	“Regulatory Deferral Accounts”	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014

(Concluded)

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after the respective effective dates.
Note 2:	The amendment to IFRS 2 applies to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations for which the acquisition date is on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.

b.	Significant impending changes in accounting policy resulted from New IFRSs in issue but not yet effective

Except for the following, the initial application of the above New IFRSs has not had any material impact on the Company’s consolidated financial statements:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets are measured at their fair values at the balance sheet date. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

The mandatory effective date of IFRS 9, which was previously set on January 1, 2015, was removed and will be reconsidered once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that (1) will not be reclassified to profit or loss; and (2) will be reclassified subsequently to profit or loss when specific conditions are met. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

4)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

5)	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made some consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that the disclosure of such recoverable amount is required during the period when an impairment loss has been recognized or reversed. Furthermore, the Company is required to disclose the discount rate used in current and previous measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

c.	Significant impending changes in accounting policy resulted from the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Regulations”) in issue but not yet effective

On December 30, 2013, FSC announced the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers. One of the main amendments is to permit fair value model for subsequent measurement of investment properties. This amendment is effective for annual periods beginning on or after January 1, 2014.

d.	The impact of the application of New IFRSs and the Regulations in issue but not yet effective on the Company’s consolidated financial statements is as follows:

When the Company applies IAS 19 (Revised 2011) in 2015, employee benefits will be recognized based on actuarial calculations in accordance with IAS 19 (Revised 2011). The Company anticipates that retained earnings as of January 1, 2014 will be retrospectively restated to increase by $23,472 thousand, noncontrolling interests will be retrospectively restated to increase by $3,344 thousand, accrued pension liabilities will decrease by $35,898 thousand, and deferred tax assets will decrease by $9,082 thousand, respectively.

Except for the above impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012	January 1, 2012

Cash
Cash on hand	$235,955	$447,399	$238,850
Bank deposits	10,591,681	5,730,478	5,115,371

	10,827,636	6,177,877	5,354,221

(Continued)

	December 31, 2013	December 31, 2012	January 1, 2012

Cash equivalents
Commercial paper	$2,375,419	$18,957,163	$18,966,431
Time deposits with maturities of less than three months	1,382,050	1,213,432	610,028
Negotiable certificate of deposit	—	4,590,000	1,177,037
Treasury bills	—	—	299,479

	3,757,469	24,760,595	21,052,975

	$14,585,105	$30,938,472	$26,407,196

(Concluded)

The annual yield rates of bank deposits, commercial paper, time deposits with maturities of less than three months, negotiable certificate of deposit and treasury bills were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Bank deposits	0.00%-0.76%	0.00%-0.75%	0.00%-0.75%
Commercial paper	0.60%-0.65%	0.71%-0.74%	0.45%-0.80%
Time deposits with maturities of less than three months	0.05%-5.10%	0.88%-4.70%	0.40%-5.50%
Negotiable certificate of deposit	—	0.83%-0.96%	0.63%-0.72%
Treasury bills	—	—	0.70%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2013	December 31, 2012	January 1, 2012

Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$337	$292	$—
Currency swap contracts	—	2,702	6,094

	337	2,994	6,094
Financial assets designated as at fair value through profit or loss
Convertible bonds	—	—	39,656

	$337	$2,994	$45,750

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$246	$24	$73
Currency swap contracts	—	1,935	3,665
Index future contracts	—	—	249

	$246	$1,959	$3,987

Outstanding forward exchange contracts and currency swap contracts as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

December 31, 2013

Forward exchange contracts - buy	NT$/US$	2014.01	NT$90,092/US$3,021

December 31, 2012

Currency swap contracts	US$/NT$	2013.01-2013.03	US$34,000/NT$991,188
	US$/NT$	2013.01-2013.03	US$32,000/NT$929,280
Forward exchange contracts - buy	NT$/US$	2013.01	NT$154,304/US$5,310

January 1, 2012

Currency swap contracts	US$/NT$	2012.01-2012.03	US$43,000/NT$1,306,834
	US$/NT$	2012.01-2012.02	US$19,000/NT$571,280
Forward exchange contracts - buy	NT$/US$	2012.01	NT$59,638/US$1,967

The Company did not have any outstanding index future contracts as of December 31, 2013 and 2012.

Outstanding index future contracts of subsidiaries on January 1, 2012 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)

January 1, 2012

TAIFEX futures
TX	2012.01	2	NT$	2,952
TX	2012.02	4	NT$	5,558
TX	2012.03	37	NT$	51,614
TE	2012.03	19	NT$	11,370
TF	2012.01	8	NT$	6,401
TF	2012.02	5	NT$	3,877
TF	2012.03	15	NT$	11,658

The deposits paid for outstanding index future contracts of subsidiaries (included in other current assets) were $5,408 thousand as of January 1, 2012.

The Company entered into above forward exchange contracts, currency swap contracts and index future contracts to manage its exposure to foreign currency risk and impacts in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

The convertible bonds owned by subsidiaries were hybrid financial instruments that were financial assets designated as at fair value through profit or loss.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012

Equity securities
Domestic listed and emerging stocks	$3,046,182	$3,278,315	$528,236
Foreign listed stocks	24,267	9,661	—
Domestic and foreign open-end mutual funds	—	2,190,392	2,137,201

	3,070,449	5,478,368	2,665,437

Debt securities
Corporate bonds	—	50,207	76,209

	$3,070,449	$5,528,575	$2,741,646

Current	$24,267	$2,250,260	$2,498,712
Non-current	3,046,182	3,278,315	242,934

	$3,070,449	$5,528,575	$2,741,646

CHI evaluated and concluded its available-for-sale financial assets were partially impaired, and recorded an impairment loss of $26,779 thousand for the year ended December 31, 2012.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012

Corporate bonds	$10,512,893	$14,791,151	$13,790,447
Bank debentures	1,252,954	1,255,139	905,745

	$11,765,847	$16,046,290	$14,696,192

Current	$4,264,104	$4,250,146	$1,201,301
Non-current	7,501,743	11,796,144	13,494,891

	$11,765,847	$16,046,290	$14,696,192

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Corporate bonds

Par value	$10,472,500	$15,955,000	$13,865,000

Nominal interest rate	1.15%-2.49%	1.15%-2.90%	1.20%-2.98%
Effective interest rate	1.00%-1.95%	1.00%-2.89%	0.83%-2.89%
Average expiry date	4 years	4 years	4 years

Bank debentures

Par value	$1,250,000	$1,250,000	$900,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%	1.37%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%	1.25%-1.40%
Average expiry date	4 years	4 years	4 years

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE

	December 31, 2013	December 31, 2012	January 1, 2012

Trade notes and accounts receivable	$23,823,004	$25,165,616	$24,819,083
Less: Allowance doubtful debts	(922,102)	(810,799)	(2,423,012)

	$22,900,902	$24,354,817	$22,396,071

The average credit terms range from 30 to 90 days. When determining the collectability of notes and accounts receivable, the Company considered if there is material change in the credit quality at the balance sheet date. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, the Company recognized 100% allowance of notes and accounts receivable longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging of estimated recoverable amount of receivables that were past due but not impaired as of December 31, 2013, December 31, 2012 and January 1, 2012 was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Less than 30 days	$132,130	$188,153	$178,037
31-60 days	40,492	48,786	83,427
61-90 days	14,377	36,334	59,055
91-120 days	85,210	8,012	9,189
121-180 days	2,091	—	—
More than 181 days	11,617	8,782	11,015

	$285,917	$290,067	$340,723

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Year Ended December 31
	2013	2012

Balance, beginning of year	$810,799	$2,423,012
Add: Provision for (reversal of) doubtful accounts	239,200	(1,473,042)
Deduct: Amounts written off	(127,897)	(139,171)

Balance, end of year	$922,102	$810,799

The amount of allowance for bad debts assessed individually included the impairment loss of accounts receivable from certain companies in liquidation process or in significant financial difficulties, which were $221,164 thousand, $163,779 thousand and $7,303 thousand as of December 31, 2013, December 31, 2012 and January 1, 2012, respectively.

11.	INVENTORIES

	December 31, 2013	December 31, 2012	January 1, 2012

Merchandise	$5,220,654	$4,242,860	$2,998,617
Project in process	520,238	795,260	769,764
Work in process	26,100	17,713	12,474
Raw materials	26,266	36,069	24,584

	5,793,258	5,091,902	3,805,439
Land held for sale	—	14,766	579,226
Land and building held for sale	8,166	54,884	—
Construction in progress	44,014	—	290,137
Land held under development	1,998,733	—	111,536
Land held for development	3,916	2,034,549	35,816

	$7,848,087	$7,196,101	$4,822,154

The operating costs related to inventories were $50,860,224 thousand (including the valuation loss on inventories of $202,707 thousand) and $44,149,782 thousand (including the valuation loss on inventories of $112,562 thousand) for the years ended December 31, 2013 and 2012, respectively.

As of December 31, 2013, December 31, 2012 and January 1, 2012, inventories of $2,057,191 thousand, $2,041,797 thousand and $1,023,414 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held for sale on December 31, 2012 was for Wan-Xi and Li-Shui (A) projects. Land held for sale on January 1, 2012 was for Wan-Xi, Li-Shui (A) and Covent projects.

Land and building held for sale on December 31, 2013 and 2012 was for Guang-Diang project.

Construction in progress on December 31, 2013 was for Qingshan Sec., Dayuan Township, Taoyuan County project. Land held under development and construction in progress on January 1, 2012 was for Guang-Diang and Li-Shui (A) projects.

Land held for development on December 31, 2013 was for Yucheng Sec., Nangang Dist., Taipei City. Land held for development on December 31, 2012 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City, Yucheng Sec., Nangang Dist., Taipei City and Qingshan Sec., Dayuan Township, Taoyuan County. Land held for development on January 1, 2012 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City and Yucheng Sec., Nangang Dist., Taipei City.

Subsection 2 Gongyuan Sec., Zhongzheng Dist, Taipei City was sold in July 2013.

12.	PREPAYMENTS

	December 31, 2013	December 31, 2012	January 1, 2012

Prepaid rents	$3,388,938	$3,565,310	$3,851,568
Others	2,443,679	1,974,631	1,584,051

	$5,832,617	$5,539,941	$5,435,619

(Continued)

	December 31, 2013	December 31, 2012	January 1, 2012

Current
Prepaid rents	$953,329	$917,975	$993,848
Others	1,270,801	1,067,731	894,795

	$2,224,130	$1,985,706	$1,888,643

Non-current
Prepaid rents	$2,435,609	$2,647,335	$2,857,720
Others	1,172,878	906,900	689,256

	$3,608,487	$3,554,235	$3,546,976

(Concluded)

13.	OTHER CURRENT MONETARY ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012

Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,534,700	$22,263,840	$40,982,360
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan (Note 26)	1,317,887	869,032	1,283,829
Others	783,718	1,316,323	784,559

	$4,636,305	$24,449,195	$43,050,748

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.30%	0.25%-3.30%	0.25%-3.30%

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2013	December 31, 2012	January 1, 2012
Non-listed stocks
Domestic	$2,223,651	$2,327,994	$2,470,485
Foreign	199,995	139,867	104,545

	$2,423,646	$2,467,861	$2,575,030

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 36). Since the range of fair values measurement is significant and difficult to reasonably evaluate the possibilities of the estimations, the fair values of the investments cannot be reliably measured, thus the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $66,342 thousand and $176,374 thousand for the years ended December 31, 2013 and 2012, respectively.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31, 2013	December 31, 2012	January 1, 2012

Investments in associates	$2,334,789	$1,998,983	$2,305,328
Jointly controlled entity	227,504	241,309	250,689

	$2,562,293	$2,240,292	$2,556,017

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31, 2013	December 31, 2012	January 1, 2012
Listed

Senao Networks, Inc. (“SNI”)	$642,671	$403,153	$337,886

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	519,839	541,672	462,161
International Integrated System, Inc. (“IISI”)	292,239	277,592	257,371
Viettle-CHT Co., Ltd. (“Viettle-CHT”)	278,044	265,052	255,121
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	214,201	223,949	638,120
Skysoft Co., Ltd. (“SKYSOFT”)	158,218	127,686	113,304
So-net Entertainment Taiwan Limited (“So-net”)	92,325	31,152	34,545
Kingwaytek Technology Co., Ltd. (“KWT”)	74,838	77,449	75,369
Alliance Digital Tech Co., Ltd. (“ADT”)	28,757	—	—
HopeTech Technologies Limited (“HopeTech”)	25,564	21,742	20,970
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	6,255	8,634	698
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	1,838	20,902	109,783
Panda Monium Company Ltd.	—	—	—

	$2,334,789	$1,998,983	$2,305,328

At the end of the reporting period, the proportion of ownership and voting rights in associates held by the Company were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Senao Networks, Inc. (“SNI”)	34%	40%	41%
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38%	38%	38%
International Integrated System, Inc. (“IISI”)	33%	33%	33%
Viettle-CHT Co., Ltd. (“Viettle-CHT”)	30%	30%	30%
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40%	40%	40%
Skysoft Co., Ltd. (“SKYSOFT”)	30%	30%	30%
So-net Entertainment Taiwan Limited (“So-net”)	30%	30%	30%
Kingwaytek Technology Co., Ltd. (“KWT”)	33%	33%	33%
Alliance Digital Tech Co., Ltd. (“ADT”)	19%	—	—
HopeTech Technologies Limited (“HopeTech”)	45%	45%	45%
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49%	49%	49%
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	13%	33%	40%
Panda Monium Company Ltd.	43%	43%	43%

The fair value based on the closing market price of investments in associates which are listed stocks as of the balance sheet date is as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

SNI	$7,378,573	$—	$—

Summarized financial information of associates were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Total assets	$20,794,575	$20,013,969	$20,020,401

Total liabilities	$13,267,905	$13,952,740	$13,425,684

	Year Ended December 31
	2013	2012

Net revenues	$14,260,037	$14,995,550

Net income	$1,532,811	$1,499,819

Other comprehensive income (loss)	$15,798	$(61,767)

The Company’s share of the profit or loss of associates accounted for using equity method	$688,782	$542,738

SENAO disposed 245 thousand shares of SNI in December 2013, and the amount of profit and loss recognized were as follows:

Year Ended December 31, 2013

Proceeds from disposal	$24,182
Carrying amount of the disposed investment	(9,482)
Change in capital surplus from investments in associates accounted for using equity method	577
Share of other comprehensive income of associates accounted for using equity method	(36)
Effect of noncontrolling interests	1,407

Profit recognized of the disposed investment	$16,648

Chunghwa participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established an associate, DZIM, in May 2011. Chunghwa invested $114,640 thousand cash and held 40% ownership of DZIM in May 2011. Chunghwa participated in the capital increase of DZIM by investing $14,360 thousand in May 2012 but did not subscribe the shares at its corresponding proportion. Thus, the ownership interest decreased from 40% to 33% after the capital increase of DZIM. DZIM reduced its capital by $193,490 thousand in December 2012; Chunghwa received $64,500 thousand capital distribution and the ownership interest remains at 33%. DZIM reduced its capital to offset the deficits amounted to $130,787 thousand and made capital reduction of $49,158 thousand during its stockholders’ meeting held in March 31, 2013. Chunghwa received $16,387 thousand from the capital reduction. Chunghwa did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. The Company still has two seats out of five seats in the board of directors; therefore it remains an investor with significant influence over DZIM. DZIM engages mainly in information technology service and general advertisement service.

COI participated in the capital increase of Sertec by investing $11,552 thousand in February 2012. COI retained 49% ownership of Sertec after the capital increase.

The Company’s share of profit (loss) and other comprehensive income (loss) of the associates was recorded based on the audited financial statements for the years ended December 31, 2013 and 2012.

b.	Investments in jointly controlled entity

Investments in jointly controlled entity were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012

Non-listed

Huada Digital Corporation (“HDD”)	$227,504	$241,309	$250,689	50	50	50

Chunghwa invested in HDD in September 2011 at $250,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation (“HTC”). After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats. Thus, neither Chunghwa nor HTC obtained control over HDD. HDD engages mainly in providing software service.

Summarized financial information of jointly controlled entity was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Current assets	$223,037	$238,663	$250,774

Non-current assets	$9,270	$5,909	$—

Current liabilities	$4,803	$3,263	$85

	Year Ended December 31
	2013	2012

Profit or loss
Revenues and income	$8,677	$3,987

Expenses and losses	$(22,482)	$(13,367)

The Company’s share of profits (loss) of the jointly controlled entity accounted for using equity method	$(13,805)	$(9,380)

The Company’s share of profits (loss) of the jointly controlled entity was recorded based on the audited financial statements for the years ended December 31, 2013 and 2012.

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total

Cost

Balance on January 1, 2012	$102,122,004	$1,521,126	$67,288,565	$14,808,361	$655,542,989	$2,526,674	$7,220,343	$13,688,548	$864,718,610
Additions	—	—	—	51,039	29,808	1,515	108,075	33,530,436	33,720,873
Disposal	(17,053)	(5,437)	(47,400)	(921,131)	(11,203,403)	(398,388)	(416,682)	—	(13,009,494)
Effect of foreign exchange differences	—	—	—	(927)	(1,362)	(41)	(1,621)	(20,674)	(24,625)
Other	91,664	32,495	187,339	1,296,474	25,007,680	1,185,692	678,334	(28,515,189)	(35,511)

Balance on December 31, 2012	$102,196,615	$1,548,184	$67,428,504	$15,233,816	$669,375,712	$3,315,452	$7,588,449	$18,683,121	$885,369,853

Accumulated depreciation and impairment

Balance on January 1, 2012	$—	$(1,016,500)	$(19,670,023)	$(10,919,241)	$(531,242,952)	$(1,254,273)	$(5,583,790)	$—	$(569,686,779)
Depreciation Expenses	—	(56,099)	(1,219,992)	(1,342,300)	(27,533,334)	(408,387)	(461,035)	—	(31,021,147)
Disposal	—	4,659	46,940	917,814	11,191,119	398,226	415,675	—	12,974,433
Impairment losses	—	—	—	—	(280,595)	—	(20,394)	—	(300,989)
Effect of foreign exchange differences	—	—	—	114	1,560	1	286	—	1,961
Other	—	442	18,454	(4,801)	18,507	(5,739)	(21,846)	—	5,017

Balance on December 31, 2012	$—	$(1,067,498)	$(20,824,621)	$(11,348,414)	$(547,845,695)	$(1,270,172)	$(5,671,104)	$—	$(588,027,504)

Balance on January 1, 2012, net	$102,122,004	$504,626	$47,618,542	$3,889,120	$124,300,037	$1,272,401	$1,636,553	$13,688,548	$295,031,831

Balance on December 31, 2012, net	$102,196,615	$480,686	$46,603,883	$3,885,402	$121,530,017	$2,045,280	$1,917,345	$18,683,121	$297,342,349

Cost

Balance on January 1, 2013	$102,196,615	$1,548,184	$67,428,504	$15,233,816	$669,375,712	$3,315,452	$7,588,449	$18,683,121	$885,369,853
Additions	—	—	6,073	67,523	71,817	1,112	285,237	36,294,642	36,726,404
Disposal	(56,216)	(8,971)	(17,858)	(1,132,288)	(14,778,453)	(158,242)	(437,896)	—	(16,589,924)
Effect of foreign exchange differences	—	—	—	2,458	7,957	36	(9,627)	1	825
Other	122,931	7,693	141,146	1,824,187	28,441,346	586,790	989,162	(32,124,877)	(11,622)

Balance on December 31, 2013	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total

Accumulated depreciation and impairment

Balance on January 1, 2013	$—	$(1,067,498)	$(20,824,621)	$(11,348,414)	$(547,845,695)	$(1,270,172)	$(5,671,104)	$—	$(588,027,504)
Depreciation Expenses	—	(56,685)	(1,245,245)	(1,380,216)	(26,977,590)	(550,264)	(727,894)	—	(30,937,894)
Disposal	—	8,971	17,858	1,129,208	14,734,508	158,237	422,135	—	16,470,917
Impairment losses	—	—	—	—	(254,210)	—	—	—	(254,210)
Effect of foreign exchange differences	—	—	—	(879)	22,050	(7)	(27,389)	—	(6,225)
Other	—	10,812	80,165	(698)	7,010	(9,592)	(114,201)	—	(26,504)

Balance on December 31, 2013	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)

Balance on January 1, 2013, net	$102,196,615	$480,686	$46,603,883	$3,885,402	$121,530,017	$2,045,280	$1,917,345	$18,683,121	$297,342,349

Balance on December 31, 2013, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

(Concluded)

The Company performed the impairment assessment of telecommunications equipment and miscellaneous equipment and recorded an impairment loss of $254,210 thousand and $300,989 thousand for the years ended December 31, 2013 and 2012, respectively.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	3-10 years
Computer equipment	3-8 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

17.	INVESTMENT PROPERTIES

Investment Properties

Cost

Balance on January 1, 2012	$9,248,604
Reclassification	11,411

Balance on December 31, 2012	$9,260,015

Accumulated depreciation and impairment

Balance on January 1, 2012	$(188,523)
Depreciation expense	(16,359)
Recognized impairment loss	(1,261,365)
Reclassification	(4,870)

Balance on December 31, 2012	$(1,471,117)

(Continued)

Investment Properties

Balance on January 1, 2012, net	$9,060,081

Balance on December 31, 2012, net	$7,788,898

Cost

Balance on January 1, 2013 and December 31, 2013	$9,260,015

Accumulated depreciation and impairment

Balance on January 1, 2013	$(1,471,117)
Depreciation expense	(16,575)
Reversal of impairment losses	245,708

Balance on December 31, 2013	$(1,241,984)

Balance on January 1, 2013, net	$7,788,898

Balance on December 31, 2013, net	$8,018,031

(Concluded)

After evaluating the investment properties, the Company determined that some land and buildings were impaired and recognized an impairment loss of $1,261,365 thousand for the year ended December 31, 2012.

Based on the appraisal reports, the fair value associated with certain properties increased during 2013 and therefore the Company reversed a portion of previously recognized impairment losses amounting to $245,708 thousand for the year ended December 31, 2013.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-10 years

The fair value of the Company’s investment properties as of December 31, 2013 and 2012 and January 1, 2012 was determined on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Fair value	$17,501,195	$15,510,857	$15,058,328

Overall capital interest rate	1.46%-2.20%	1.46%	1.46%
Profit margin ratio	12%-20%	12%-15%	12%-15%
Discount rate	1.36%	1.36%	1.36%
Capitalization rate	0.68%-2.02%	1.5%-2.05%	1.5%-2.05%

All of the Company’s investment properties are held under freehold interest.

18.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2012	$10,179,000	$1,732,720	$180,631	$139,005	$12,231,356
Additions-acquired separately	—	631,139	—	1,281	632,420
Disposal	—	(298,241)	—	(23,636)	(321,877)
Effect of foreign exchange difference	—	(76)	—	—	(76)

Balance on December 31, 2012	$10,179,000	$2,065,542	$180,631	$116,650	$12,541,823

Accumulated amortization and impairment

Balance on January 1, 2012	$(4,938,738)	$(981,580)	$—	$(32,863)	$(5,953,181)
Amortization expenses	(748,609)	(366,341)	—	(9,012)	(1,123,962)
Disposal	—	298,241	—	23,636	321,877
Impairment loss	—	—	—	(4,770)	(4,770)
Effect of foreign exchange difference	—	16	—	—	16

Balance on December 31, 2012	$(5,687,347)	$(1,049,664)	$—	$(23,009)	$(6,760,020)

Balance on January 1, 2012, net	$5,240,262	$751,140	$180,631	$106,142	$6,278,175

Balance on December 31, 2012, net	$4,491,653	$1,015,878	$180,631	$93,641	$5,781,803

Cost

Balance on January 1, 2013	$10,179,000	$2,065,542	$180,631	$116,650	$12,541,823
Additions-acquired separately	39,075,000	795,894	—	956	39,871,850
Disposal	—	(224,890)	—	—	(224,890)
Effect of foreign exchange difference	—	908	—	281	1,189

Balance on December 31, 2013	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972

Accumulated amortization and impairment

Balance on January 1, 2013	$(5,687,347)	$(1,049,664)	$—	$(23,009)	$(6,760,020)
Amortization expenses	(748,609)	(481,619)	—	(7,592)	(1,237,820)
Disposal	—	224,890	—	—	224,890
Impairment loss	—	—	(18,055)	—	(18,055)
Effect of foreign exchange difference	—	(80)	—	1	(79)

Balance on December 31, 2013	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)

Balance on January 1, 2013, net	$4,491,653	$1,015,878	$180,631	$93,641	$5,781,803

Balance on December 31, 2013, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

For long-term business development, Chunghwa participated in mobile broadband license (4G license) bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $39,075,000 thousand in November 2013.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 10 years.

The concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

CHPT recognized an impairment loss of $4,770 thousand on the patent for the year ended December 31, 2012.

The Company recognized an impairment loss of $18,055 thousand on the goodwill arising from the business combination of a subsidiary, CHI, due to CHI underwent organization downsizing for the year ended December 31, 2013.

The Company did not recognize any impairment loss on goodwill for the year ended December 31, 2012.

19.	OTHER ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012

Spare parts	$3,008,145	$4,046,050	$2,305,655
Refundable deposits	2,209,566	2,087,034	1,760,149
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,626,061	1,938,040	1,832,197

	$8,843,772	$9,071,124	$6,898,001

Current
Spare parts	$3,008,145	$4,046,050	$2,305,655
Others	952,653	428,545	734,181

	$3,960,798	$4,474,595	$3,039,836

Non-current
Refundable deposits	$2,209,566	$2,087,034	$1,760,149
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,673,408	1,509,495	1,098,016

	$4,882,974	$4,596,529	$3,858,165

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

20.	SHORT-TERM LOANS

	December 31, 2013	December 31, 2012	January 1, 2012

Unsecured loans	$254,357	$111,473	$75,000

Annual interest rate	1.18%-2.40%	1.25%-2.40%	1.25%-1.53%

21.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31, 2013	December 31, 2012	January 1, 2012

Secured loans (Note 38)	$1,700,000	$2,050,000	$1,651,419
Unsecured loans	—	8,372	108,840

	1,700,000	2,058,372	1,760,259
Less: Current portion of long-term loans	300,000	8,372	701,887

	$1,400,000	$2,050,000	$1,058,372

The annual interest rates of loans were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Secured loans	1.15%-2.10%	1.13%-2.10%	1.10%-1.83%
Unsecured loans	—	2.01%	2.01%-2.04%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand will become due in December 2014 and September 2015, respectively. LED obtained another secured loan from Chang Hwa Bank in December 2012 at $400,000 thousand which will be due in December 2017; LED repaid $350,000 thousand in 2013.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and all were repaid in January 2013.

CHPT obtained a secured loan from the E.SUN Commercial Bank in February 2009. Interest and the principal were paid monthly from March 2009 and all were repaid in February 2012.

22.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31, 2013	December 31, 2012	January 1, 2012

Trade notes and accounts payable	$15,589,108	$13,513,437	$14,264,769

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

23.	OTHER PAYABLES

	December 31, 2013	December 31, 2012	January 1, 2012

Accrued salary and compensation	$10,336,141	$9,838,182	$10,505,866
Payables to contractors	2,732,518	2,379,833	1,834,254
Accrued franchise fees	2,009,009	2,164,220	2,246,265
Payables to equipment suppliers	1,819,604	1,884,038	1,870,486
Amounts collected for others	1,325,918	1,326,777	1,200,618

(Continued)

	December 31, 2013	December 31, 2012	January 1, 2012

Accrual amounts for bonuses to employees and remuneration to directors and supervisors	$980,363	$1,784,767	$2,343,593
Accrued maintenance costs	990,655	988,240	898,016
Others	6,597,561	5,735,723	5,403,163

	$26,791,769	$26,101,780	$26,302,261

(Concluded)

24.	PROVISIONS

	December 31, 2013	December 31, 2012	January 1, 2012

Warranties	$201,494	$221,245	$148,050
Employee benefits	47,265	41,949	32,822
Others	4,046	2,960	1,180

	$252,805	$266,154	$182,052

Current	$129,341	$221,245	$148,050
Noncurrent	123,464	44,909	34,002

	$252,805	$266,154	$182,052

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2012	$148,050	$32,822	$1,180	$182,052
Additional provisions recognized	165,701	9,127	1,780	176,608
Used during the period	(91,799)	—	—	(91,799)
Reversing un-usage balances	(707)	—	—	(707)

Balance on December 31, 2012	$221,245	$41,949	$2,960	$266,154

Balance on January 1, 2013	$221,245	$41,949	$2,960	$266,154
Additional provisions recognized	153,166	5,316	1,252	159,734
Used during the period	(172,917)	—	(166)	(173,083)

Balance on December 31, 2013	$201,494	$47,265	$4,046	$252,805

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

25.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of December 31, 2013 amounting to $1,058,337 thousand.

26.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The plan assets are invested in domestic and foreign equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of Bureau of Labor Funds, Ministry of Labor or under the mandated management. However, in accordance with Enforcement Rules of the Labor Pension Act, the return generated by employees’ pension contribution should not be below the interest rate for a 2-year time deposit published by the local banks.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31, 2013	December 31, 2012	January 1, 2012

Discount rates	2.00%	1.60%	1.75%
Expected return on plan assets	2.00%	1.60%	1.50%
Expected rates of salary increase	1.00%-2.75%	1.00%-2.75%	1.00%-3.00%

The expected rate of return was based on historical return trends and analysts’ predictions of the market where the plan assets located over the life of the related obligation, by reference to the aforementioned use of the plan assets and the impact of the related minimum return.

Amounts recognized in profit or loss in respect of these defined benefit plans were as follows:

	Year Ended December 31
	2013	2012

Current service cost	$2,905,985	$2,836,036
Interest cost	347,899	321,500
Expected return on plan assets	(296,682)	(255,080)
Past service cost	(4,336)	(4,336)

	$2,952,866	$2,898,120

An analysis by function
Operating cost	$1,762,718	$1,718,568
Marketing expenses	854,471	841,144
Administration expenses	162,928	157,648
Research and development expenses	100,401	104,686

	$2,880,518	$2,822,046

Actuarial losses recognized in other comprehensive income for the years ended December 31, 2013 and 2012 was $512,151 thousand (which was actuarial losses amounting to $617,049 thousand net of the income tax effect of $104,898 thousand) and $1,242,296 thousand (which was actuarial losses amounting to $1,496,742 thousand net of the income tax effect of $254,446 thousand), respectively. The cumulative amount of actuarial losses recognized in other comprehensive income as of December 31, 2013 and 2012 was $1,754,447 thousand and $1,242,296 thousand, respectively.

The amount included in the consolidated balance sheet arising from the Company’s obligation in respect of its defined benefit plans was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Present value of funded defined benefit obligation	$25,458,306	$22,100,285	$18,697,050
Fair value of plan assets	(19,981,837)	(17,528,601)	(15,750,858)

Funded status	5,476,469	4,571,684	2,946,192
Unrecognized past service cost	35,898	40,234	44,570

	$5,512,367	$4,611,918	$2,990,762

(Continued)

	December 31, 2013	December 31, 2012	January 1, 2012

Accrued pension liabilities	$5,519,103	$4,616,803	$2,994,079
Prepaid pension cost (included in other noncurrent assets - others)	(6,736)	(4,885)	(3,317)

	$5,512,367	$4,611,918	$2,990,762

(Concluded)

Movements in the present value of the defined benefit obligations were as follows:

	Year Ended December 31
	2013	2012

Balance, beginning of the year	$22,100,285	$18,697,050
Current service cost	2,905,985	2,836,036
Interest cost	347,899	321,500
Actuarial losses	842,842	1,405,216
Benefits paid	(738,705)	(1,159,517)

Balance, end of the year	$25,458,306	$22,100,285

Movements in the fair value of the plan assets were as follows:

	Year Ended December 31
	2013	2012

Balance, beginning of the year	$17,528,601	$15,750,858
Expected return on plan assets	296,682	255,080
Actuarial gains (losses)	225,793	(91,526)
Contributions from the employer	2,564,906	2,640,736
Benefits from plan assets	(634,145)	(1,026,547)

Balance, end of the year	$19,981,837	$17,528,601

The percentage of major categories of plan assets at the end of the reporting period were disclosed based on the information announced by Labor Pension Fund Supervisory Committee:

	Fair Value of Plan Assets (%)
	December 31, 2013	December 31, 2012	January 1, 2012

Stock and beneficiary certificates	44.77	38.09	40.75
Fixed income investments	31.58	36.61	35.25
Cash	22.86	24.51	23.87
Others	0.79	0.79	0.13

	100.00	100.00	100.00

The Company elected to disclose the historical information of experience adjustments from the date of the adoption of IFRSs.

	December 31, 2013	December 31, 2012	January 1, 2012

Present value of defined benefit obligation	$(25,458,306)	$(22,100,285)	$(18,697,050)

Fair value of plan assets	$19,981,837	$17,528,601	$15,750,858

Deficit	$(5,476,469)	$(4,571,684)	$(2,946,192)

Experience adjustments on plan liabilities	$1,692,273	$545,960	$—

Experience adjustments on plan assets	$60,207	$91,526	$—

The Company expects to make a contribution of $2,590,303 thousand to the defined benefits plans in the next twelve months starting from December 31, 2013.

27.	EQUITY

a.	Share capital

1)	Common stock

	December 31, 2013	December 31, 2012	January 1, 2012

Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stock has a par value of $10 per share and entitles the holder the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2013, the outstanding ADSs were 282,700 thousand common shares, which equaled 28,270 thousand units and represented 3.64% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of capital surplus for the years ended December 31, 2013 and 2012 were as follows:

	Share Premium	Donated Capital	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Share-based Payment Transactions	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2012	$169,496,289	$13,170	$—	$—	$20,648,078	$190,157,537
Exercise of employee stock option of a subsidiary	—	—	—	4,893	—	4,893

Balance on December 31, 2012	$169,496,289	$13,170	$—	$4,893	$20,648,078	$190,162,430

Balance on January 1, 2013	$169,496,289	$13,170	$—	$4,893	$20,648,078	$190,162,430
Cash distributed from additional paid-in capital	(5,589,240)	—	—	—	—	(5,589,240)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	—	41,973	—	—	41,973
Disposal of investments accounted for using equity method by subsidiary	—	—	(577)	—	—	(577)
Exercise of employee stock option of subsidiaries	—	—	—	5,498	—	5,498
Employee stock bonus issued by a subsidiary	—	—	—	(19)	—	(19)

Balance on December 31, 2013	$163,907,049	$13,170	$41,396	$10,372	$20,648,078	$184,620,065

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

The additional paid-in capital - privatization is the retrospective adjustment at the date of transition to IFRSs. Please refer to Note 43 to the consolidated financial statement for further details.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the years ended December 31, 2013 and 2012, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the common stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

Under Rule No. 1010012865 issued by the FSC on April 6, 2012, the Company is required to set aside additional special reserve equivalent to debit balances under stockholder’s equity. For subsequent decrease in the deduction amount to stockholder’s equity, the decreased amount could be reversed from the special reserve to retained earnings.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Chunghwa.

The appropriations of earnings for 2012 and 2011 had been approved in the stockholders’ meetings on June 25, 2013 and June 22, 2012 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2012	For Fiscal Year 2011	For Fiscal Year 2012	For Fiscal Year 2011

Legal reserve	$3,990,397	$4,706,838
Cash dividends	35,913,099	42,361,864	$4.63	$5.46

The bonuses to the employees and remuneration to the directors and supervisors for 2012 and 2011 approved in the stockholders’ meetings on June 25, 2013 and June 22, 2012 were as follows:

	2012	2011
	Cash Bonus	Cash Bonus

Bonus to employees	$1,533,082	$2,040,090
Remuneration of directors and supervisors	37,484	44,446

The appropriations of earnings for 2012 were proposed according to the Company’s financial statements for the year ended December 31, 2012, which were prepared in accordance with the pre-revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the Generally Accepted Accounting Standard in the Republic of China (“ROC GAAP”), and by reference to the balance sheet for the year ended December 31, 2012, which was prepared in accordance with the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers (revised).

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The stockholders of Chunhwa resolved to distribute cash dividends from capital surplus of $5,589,240 thousand in the stockholders’ meeting on June 25, 2013.

The appropriations of earnings for 2013 had been proposed by the Chunghwa’s board of directors on March 25, 2014. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Legal reserve	$2,074,342
Special reserve	144,005
Cash dividends	18,525,558	$2.39

In addition, Chunghwa’s board of directors resolved to distribute cash from additional paid-in capital of $16,577,663 thousand, $2.14 per share, on March 25, 2014.

Information of the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors proposed by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized under Rule No. 1010012865 issued by the FSC

The adjustments of IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2013	2012

Beginning balance	$257,991	$67,674
Unrealized gain (loss) on available-for-sale financial assets	(559,730)	192,856
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	(5,635)	—
Amount reclassified from equity to profit or loss on disposal	157,627	(26,372)
Amount reclassified from equity to impairment loss	—	23,833

Ending balance	$(149,747)	$257,991

f.	Noncontrolling interests

	Year Ended December 31
	2013	2012

Beginning balance	$4,441,849	$4,276,384
Attributable to noncontrolling interests
Cash dividends paid by subsidiaries to noncontrolling interests	(811,296)	(892,904)
Net income of current period	1,123,934	1,136,154
Exchange differences arising from the translation of the net investment in foreign operations	28,323	(7,694)
Unrealized gain on available-for-sale financial assets	9,418	1,797
Income tax relating to unrealized loss on available-for-sale financial assets	(696)	—
Actuarial gains (loss) on the defined benefit plans	2,498	(19,052)
Income tax related to actuarial gains and losses	(425)	3,238
Share of other comprehensive income of associates accounted for using equity method	1,560	(1,456)

(Continued)

	Year Ended December 31
	2013	2012

Changes in capital surplus from investments in associates accounted for using equity method	$103,320	$—
Disposal of investments accounted for using equity method	(1,501)	—
Exercise of employee stock option of subsidiaries	44,438	38,767
Compensation cost of employee stock options of a subsidiary	69,579	—
Employee stock bonus issued by a subsidiary	2,468	—
Increase (decrease) in noncontrolling interests	40,862	(93,385)

Ending balance	$5,054,331	$4,441,849

(Concluded)

28.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information is discussed in Note 42.

29.	NET PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Income

1)	Other income and expenses

	Year Ended December 31
	2013	2012

Gain (loss) on disposal of property, plant and equipment, net	$85,512	$(2,093)
Impairment loss on property, plant and equipment	(254,210)	(300,989)
Reversal gain (impairment loss) on investment properties	245,708	(1,261,365)
Impairment loss on intangible assets	(18,055)	(4,770)

	$58,955	$(1,569,217)

2)	Other income

	Year Ended December 31
	2013	2012

Dividends income	$78,612	$20,606
Rental income	43,200	42,637
Others	234,716	377,366

	$356,528	$440,609

3)	Other gains and losses

	Year Ended December 31
	2013	2012

Net foreign currency exchange gains (losses)	$(100,195)	$33,852
Gain on disposal of financial instruments, net	76,291	113,100
Gain on disposal of investments accounted for using equity method	15,425	—
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	(676)	(1,394)
Loss arising from derivatives as designated hedging instruments in fair value hedges, net	(93,145)	—
Gain arising from adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship, net	93,145	—
Impairment losses on financial assets carried at cost	(66,342)	(176,374)
Impairment losses on available-for-sale financial assets	—	(26,779)
Others	(47,414)	(80,929)

	$(122,911)	$(138,524)

4)	Finance costs

	Year Ended December 31
	2013	2012

Interest on bank borrowings	$32,939	$19,931
Other interest expenses	3,473	2,102

	$36,412	$22,033

5)	Impairment loss (reversal gain) on financial instruments

	Year Ended December 31
	2013	2012

Notes and accounts receivable	$239,200	$(1,473,042)

Other receivables	$13,890	$21,658

Financial assets carried at cost	$66,342	$176,374

Available-for-sale financial assets	$—	$26,779

6)	Impairment loss (reversal gain) on non-financial assets

	Year Ended December 31
	2013	2012

Inventories	$202,707	$112,562

Intangible assets	$18,055	$4,770

Property, plant and equipment	$254,210	$300,989

Investment properties	$(245,708)	$1,261,365

7)	Depreciation and amortization expenses

	Year Ended December 31
	2013	2012

Property, plant and equipment	$30,937,894	$31,021,147
Investment properties	16,575	16,359
Intangible assets	1,237,820	1,123,962

Total depreciation and amortization expenses	$32,192,289	$32,161,468

Depreciation expenses summarized by functions
Operating costs	$28,813,449	$29,089,285
Operating expenses	2,141,020	1,948,221

	$30,954,469	$31,037,506

Amortization expenses summarized by functions
Operating costs	$986,570	$865,051
Operating expenses	251,250	258,911

	$1,237,820	$1,123,962

8)	Employee benefit expenses

	Year Ended December 31
	2013	2012

Post-employment benefit
Defined contribution plans	$374,911	$310,894
Defined benefit plans	2,880,518	2,822,046

	3,255,429	3,132,940

Share-based payment
Equity-settled share-based payment	69,579	—

Other employee benefit
Salaries	24,942,491	24,332,803
Insurance	2,449,831	2,288,257
Others	14,410,923	14,679,180

	41,803,245	41,300,240

Total employee benefit expenses	$45,128,253	$44,433,180

Summary by functions
Operating costs	$25,038,246	$24,928,462
Operating expenses	20,090,007	19,504,718

	$45,128,253	$44,433,180

b.	Components of others comprehensive income - unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2013	2012

Gains (losses) arising during the year	$(549,774)	$208,931
Reclassification adjustments
Upon disposal	157,089	(43,596)
Upon impairment	—	26,779

	$(392,685)	$192,114

30.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2013	2012
Current tax
Current tax expenses recognized for the current period	$8,138,294	$7,955,030
Income tax expenses of unappropriated earnings	88,799	9,406
Income tax adjustments on previous years	123,267	27,000
Others	21,149	24,303

	8,371,509	8,015,739
Deferred tax
Deferred tax expenses recognized for the current period	(100,763)	(3,968)

Income tax recognized in profit or loss	$8,270,746	$8,011,771

Reconciliation of accounting profit and income tax expense is as follows:

	Year Ended December 31
	2013	2012

Profit before tax	$49,110,373	$49,927,651

Income tax expense calculated at the statutory rate (17%)	8,348,764	8,487,701
Nondeductible revenues and expenses in determining taxable income	(2,411)	221,214
Imputed income on tax	1,964	1,964
Unrecognized deductible temporary differences	67,260	(176,844)
Unrecognized loss carryforwards	128,568	107,582
Unrecognized investment credits	—	(3,536)
Tax-exempt income	(265,147)	(321,411)
Income tax on unappropriated earnings	88,799	9,406
Investment credits	(232,735)	(396,166)
Effect of different tax rates of group entities operating in other jurisdictions	(10,215)	(1,391)
Adjustments of tax expense on previous years	123,267	27,000
Others	22,632	56,252

Income tax expense recognized in profit or loss	$8,270,746	$8,011,771

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities in the Company in R.O.C., while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

As the status of appropriations of earnings in 2014 is uncertain, the potential income tax consequences of 2013 unappropriated earnings cannot be reliably determinable.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2013	2012

Unrealized gain (loss) on available-for-sale financial assets	$6,331	$—
Actuarial gains and losses on defined benefit plan	(104,898)	(254,446)

Total income tax recognized in other comprehensive income	$(98,567)	$(254,446)

c.	Current tax assets and liabilities

	December 31, 2013	December 31, 2012	January 1, 2012

Current tax assets
Tax refund receivable (classified as other current monetary assets)	$726	$1,313	$662

Current tax liabilities
Income tax payable	$4,144,076	$3,320,329	$3,538,742

d.	Deferred tax assets and liabilities

The movements of deferred tax assets and deferred tax liabilities were as follows:

For the year ended December 31, 2013

	January 1, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013

Deferred tax assets

Temporary differences
Defined benefit obligation	$783,291	$49,172	$104,898	$937,361
Deferred revenue	232,236	(45,110)	—	187,126
Share of the profit of associates and jointly controlled entities accounted for using equity method	89,396	85,611	—	175,007
Impairment loss on property, plant and equipment	58,671	344	—	59,015
Valuation loss on inventory	44,288	12,265	—	56,553
Estimated warranty liabilities	25,779	(2,015)	—	23,764
Accrued award credits liabilities	12,032	8,791	—	20,823
Unrealized foreign exchange loss (gain), net	18,573	(7,704)	—	10,869
Others	16,702	1,066	—	17,768

	1,280,968	102,420	104,898	1,488,286

(Continued)

	January 1, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013

Loss carryforwards	$31,668	$(4,546)	$—	$27,122
Investment credits	3,238	(3,238)	—	—

	$1,315,874	$94,636	$104,898	$1,515,408

Deferred tax liabilities

Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Valuation gain on financial instruments, net	180	(123)	6,331	6,388
Unrealized foreign exchange gain (loss), net	20	(15)	—	5
Others	3,206	(3,206)	—	—

	$98,392	$(3,344)	$6,331	$101,379

(Concluded)

For the year ended December 31, 2012

	January 1, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2012

Deferred tax assets

Temporary differences
Defined benefit obligation	$507,043	$21,802	$254,446	$783,291
Deferred revenue	333,571	(101,335)	—	232,236
Share of the profit of associates and jointly controlled entities accounted for using equity method	41,150	48,246	—	89,396
Impairment loss on property, plant and equipment	11,546	47,125	—	58,671
Valuation loss on inventory	62,174	(17,886)	—	44,288
Estimated warranty liabilities	8,138	17,641	—	25,779
Accrued award credits liabilities	13	18,560	—	18,573
Unrealized foreign exchange loss (gain), net	13,880	(1,848)	—	12,032
Others	13,346	3,356	—	16,702

	990,861	35,661	254,446	1,280,968

Loss carryforwards	73,657	(41,989)	—	31,668
Investment credits	3,353	(115)	—	3,238

	$1,067,871	$(6,443)	$254,446	$1,315,874

Deferred tax liabilities

Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Valuation gain on financial instruments, net	413	(233)	—	180
Unrealized foreign exchange gain (loss), net	13,208	(13,188)	—	20
Others	2,758	448	—	3,206

	$111,365	$(12,973)	$—	$98,392

e.	Deductible temporary differences, unused loss carryforwards and unused investment credits for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31, 2013	December 31, 2012	January 1, 2012

Loss carryforwards
Expire in 2016	$38,393	$38,393	$—
Expire in 2017	65,142	65,142	13
Expire in 2018	130,053	6	6
Expire in 2019	—	—	—
Expire in 2020	8	8	8
Expire in 2021	23	1,281	1,281
Expire in 2022	3,818	4,060	—
Expire in 2023	21	—	—

	$237,458	$108,890	$1,308

Investment credits
Purchase of machinery and equipment	$—	$—	$202
Research and development	—	—	3,276
Personnel training expenditures	—	—	58

	$—	$—	$3,536

Deductible temporary differences	$67,260	$—	$176,844

f.	Information about unused loss carryforwards

As of December 31, 2013, loss carryforwards was comprised of:

Remaining Creditable Amount	Expiry Year

$38,393	2016
65,142	2017
130,053	2018
6,577	2019
7,965	2020
10,490	2021
3,827	2022
2,133	2023

$264,580

g.	The related information under the Integrated Income Tax System is as follows:

Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Imputation credit account

	December 31, 2013	December 31, 2012	January 1, 2012

Balance of Imputation Credit Account (“ICA”)	$4,038,480	$4,553,263	$4,899,036

The creditable ratio for distribution of earnings of 2013 and 2012 was 20.48% (expected ratio) and 19.23%, respectively.

Under the Income Tax Law, for distribution of earnings generated after January 1, 1998, the imputation credits allocated to R.O.C. resident shareholders of Chunghwa was calculated based on the creditable ratio as of the date of dividend distribution. The actual imputation credits allocated to shareholders of Chunghwa was based on the balance of the Imputation Credit Accounts (ICA) as of the date of dividend distribution. Therefore, the expected creditable ratio for the 2013 earnings may differ from the actual creditable ratio to be used in allocating imputation credits to the shareholders.

According to legal interpretation No. 10204562810 announced by the Taxation Administration of the Ministry of Finance, when calculating imputation credits in the year of first-time adoption of IFRSs, the cumulative retained earnings include the net decrease in retained earnings arising from first-time adoption of IFRSs.

h.	Income tax examinations

Chunghwa’s income tax returns have been examined by the tax authorities through 2011 except for 2008. The following subsidiaries income tax returns have been examined by the tax authorities through 2011: SENAO, CHPT, CHSI, CHIEF, CHI, SHE, LED, CHIYP, YYRP, CEI and CHST. Unigate and SFDs’ income tax returns have been assessed by the tax authorities through 2012.

Chunghwa’s income tax returns for 2008 is still under discussion with the tax authorities; however, based on conservative principle, the related income tax expense of $84,151 thousand was accrued for the year ended December 31 2013.

31.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net income

	Year Ended December 31
	2013	2012

Net income used to compute the basic earnings per share
Net income attributable to the parent	$39,715,693	$40,779,726
Assumed conversion of all dilutive potential common stock
Employee stock options of subsidiaries	(2,560)	(4,242)

Net income used to compute the diluted earnings per share	$39,713,133	$40,775,484

Weighted average number of common stock

	(Thousand Shares)

	Year Ended December 31
	2013	2012

Weighted average number of common stock used to compute the basic earnings per share	$7,757,447	$7,757,447
Assumed conversion of all dilutive potential common stock
Employee stock bonus	12,459	19,791

Weighted average number of common stock used to compute the diluted earnings per share	$7,769,906	$7,777,238

If Chunghwa may settle the employee bonus in shares or cash at the entity’s option, the entity shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

32.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price (NT$)

2005.09.30	2006.05.05	10,000	$12.10
			(Original price $16.90)
2007.10.16	2007.10.31	6,181	$42.60
			(Original price $44.20)
2012.05.28	2013.04.29	10,000	$89.40
			(Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $69,579 thousand for the period from May 7 to December 31, 2013.

SENAO modified the plan terms of the outstanding stock options in December 2013 for 2013 Plan. The exercise price was changed from $93 to $89.4 per share. The modification did not cause any incremental fair value.

Information about SENAO’s outstanding stock options for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended December 31, 2013
	Granted on May 7, 2013		Granted on October 31, 2007
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

Employee stock options

Balance at January 1	—	$—	1,051	$42.60
Options granted	10,000	93.00	—	—
Options exercised	—	—	(980)	42.60
Options forfeited	(128)	—	(71)	—

Balance at December 31	9,872	89.40	—	—

Options exercisable at end of the year	—	—	—	—

	Year Ended December 31, 2012
	Granted on October 31, 2007		Granted on May 5, 2006
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

Employee stock options

Balance at January 1	1,998	$42.60	280	$12.10
Options exercised	(947)	42.60	(275)	12.10
Options forfeited	—	—	(5)	—

Balance at December 31	1,051	42.60	—	—

Options exercisable at end of the year	1,051	42.60	—	—

As of December 31, 2013, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$89.40	9,872	5.35	$89.40	—	$—

As of December 31, 2012, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$42.60	1,051	0.92	$42.60	1,051	$42.60

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions were as follows:

	Stock Options Granted as of May 7, 2013	Stock Options Granted as of October 31, 2007	Stock Options Granted as of May 5, 2006

Dividends yield	—	1.49%	—
Risk-free interest rate	0.91%	2.00%	1.75%
Expected life	4.375 years	4.375 years	4.375 years
Expected volatility	36.22%	39.82%	39.63%
Weighted-average fair value of grants (NT$)	$28.72	$13.69	$5.88

b.	CHPT share-based compensation plan

CHPT granted 1,000 options to some of its employees in December 2008. Under the terms of CHPT Plan, each option entitles the holder to subscribe for one thousand common shares at $12.6 per share when exercisable. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date. There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

For the years ended December 31, 2013 and 2012 information about CHPT’s outstanding stock options were as follows:

	Year Ended December 31
	2013		2012
	Number of Options	Weighted- average Exercise Price (NT$)	Number of Options	Weighted- average Exercise Price (NT$)
Employee stock options

Balance at January 1	920	$10.10	920	$10.10
Options exercised	(810)	10.10	—	—
Options expired	(110)	10.10	—	—

Balance at December 31	—	—	920	10.10

Options exercisable at end of the year	—	—	920	10.10

The share registration of 810 thousand of employee stock options exercised in 2013 has been completed. As of December 31, 2013, CHPT has no outstanding employee stock options.

As of December 31, 2012, information about outstanding employee stock options is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.10	920	1	$10.10	920	$10.10

CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions of CHPT would have been as follows:

Stock Options Granted as of December 31, 2008

Dividends yield	—
Risk-free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20%
Weighted-average fair value of grants	$3.80

33.	NON-CASH TRANSACTIONS

For the years ended December 31, 2013 and 2012, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2013	2012

Increase in property, plant and equipment	$36,726,404	$33,720,873
Other payables	(344,849)	(440,595)

	$36,381,555	$33,280,278

34.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Within one year	$3,061,204	$2,837,367	$2,401,085
Longer than one year but within five years	6,389,468	5,842,087	5,749,923
Longer than five years	1,719,931	2,046,776	2,036,699

	$11,170,603	$10,726,230	$10,187,707

b.	The Company as lessor

The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Within one year	$444,919	$429,893	$453,561
Longer than one year but within five years	659,080	684,301	961,897
Longer than five years	165,260	99,635	117,543

	$1,269,259	$1,213,829	$1,533,001

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

36.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31, 2013	December 31, 2012	January 1, 2012

Financial assets

Measured at FVTPL
Held for trading	$337	$2,994	$6,094
Designated as at FVTPL	—	—	39,656
Held-to-maturity financial assets	11,765,847	16,046,290	14,696,192
Loans and receivables (Note a)	43,191,616	80,786,421	92,888,079
Available-for-sale financial assets (Note b)	5,494,095	7,996,436	5,316,676

Financial liabilities

Measured at FVTPL
Held for trading	246	1,959	3,987
Measured at amortized cost (Note c)	33,575,539	30,999,443	30,340,977

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties and other financial assets which were loans and receivables.
Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables and long-term loans which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for what disclosed in the following table, the fair values of financial instruments not measured at fair value are considered approximately to their carrying amounts or the fair values cannot not be reliable estimated

	December 31, 2013		December 31, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held-to-maturity investments	$11,765,847	$11,807,972	$16,046,290	$17,388,425	$14,696,192	$14,948,770

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2013

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$337	$—	$337

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,046,182	$—	$—	$3,046,182
Foreign listed stocks
Equity investments	24,267	—	—	24,267

	$3,070,449	$—	$—	$3,070,449

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$246	$—	$246

December 31, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$2,994	$—	$2,994

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,278,315	$—	$—	$3,278,315
Bond investments	—	50,207	—	50,207
Foreign listed stocks
Equity investments	9,661	—	—	9,661
Open-end mutual funds	2,190,392	—	—	2,190,392

	$5,478,368	$50,207	$—	$5,528,575

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$1,959	$—	$1,959

January 1, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$6,094	$—	$6,094
Convertible bonds	—	39,656	—	39,656

	$—	$45,750	$—	$45,750

Available-for-sale financial assets
Domestic listed securities
Equity investments	$528,236	$—	$—	$528,236
Bond investment	—	76,209	—	76,209
Open-end mutual funds	2,137,201	—	—	2,137,201

	$2,665,437	$76,209	$—	$2,741,646

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$3,987	$—	$3,987

There were no transfers between Level 1 and 2 for the years ended December 31, 2013 and 2012.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	The fair values of derivative instruments are calculated using quoted prices. Where such prices are not available, the value of the swap and forward exchange contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions seperately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses currency swap and forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Assets
USD	$4,233,525	$4,250,798	$5,323,930
EUR	5,366	19,206	6,566
JPY	1,844	5,986	1,448
SGD	141,832	5,821	4,365
Liabilities
USD	3,612,179	3,560,547	4,051,055
EUR	1,297,617	1,310,892	1,098,504
JPY	11,286	4,838	5,156
SGD	519	21,055	83,416

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Assets
USD	$337	$2,994	$6,094
Liabilities
USD	246	1,959	3,987

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, forward foreign exchange and currency swaps contracts, and adjusts their translation at the period end for a 5% change in foreign currency rates. A positive/negative number below indicates an increase/decrease in profit before tax where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2013	2012

Profit or loss
Monetary assets and liabilities (a)
USD	$31,067	$34,513
EUR	(64,613)	(64,584)
JPY	(472)	57
SGD	7,066	(762)
Derivatives (b)
USD	4,502	103,543

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period
b)	This is mainly attributable to the forward exchange and currency swaps contracts.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the profit, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Fair value interest rate risk
Financial assets	$5,682,095	$47,127,489	$62,467,987
Financial liabilities	224,357	115,845	178,840
Cash flow interest rate risk
Financial assets	10,609,392	5,445,262	4,403,225
Financial liabilities	1,730,000	2,054,000	1,656,419

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the year ended December 31, 2013 would increase/decrease by $22,223 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loans.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the year ended December 31, 2012 would increase/decrease by $8,478 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term borrowings; and other comprehensive income before tax for the year ended December 31, 2012 would decrease/increase by $61 thousand, mainly as a result of the changes in the fair value of available-for-sale instruments with fixed rate.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks of listed equity securities at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income before tax would increase/decrease by $152,712 thousand and $269,801 thousand as a result of the changes in fair value of available-for-sale assets for the years ended December 31, 2013 and 2012, respectively.

b.	Credit risk management

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$41,957,323	$—	$980,363	$—	$42,937,686
Floating interest rate instruments	1.18%	—	20,000	310,000	1,400,000	1,730,000
Fixed interest rate instruments	1.53%	175,000	35,000	14,357	—	224,357

		$42,132,323	$55,000	$1,304,720	$1,400,000	$44,892,043

(Continued)

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$38,659,896	$—	$1,792,651	$—	$40,452,547
Floating interest rate instruments	1.32%	4,000	—	—	2,050,000	2,054,000
Fixed interest rate instruments	1.75%	48,372	—	67,473	—	115,845

		$38,712,268	$—	$1,860,124	$2,050,000	$42,622,392

January 1, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$39,008,999	$—	$2,346,178	$—	$41,355,177
Floating interest rate instruments	1.10%	5,000	1,419	600,000	1,050,000	1,656,419
Fixed interest rate instruments	1.72%	90,840	79,628	—	8,372	178,840

		$39,104,839	$81,047	$2,946,178	$1,058,372	$43,190,436

(Concluded)

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2013

Gross settled

Forward exchange contracts
Inflow	$90,183	$—	$—	$—	$90,183
Outflow	90,092	—	—	—	90,092

	$91	$—	$—	$—	$91

December 31, 2012

Gross settled

Currency swap contracts
Inflow	$726,370	$1,194,098	$—	$—	$1,920,468
Outflow	727,214	1,192,487	—	—	1,919,701

	$(844)	$1,611	$—	$—	$767

Forward exchange contracts
Inflow	$154,572	$—	$—	$—	$154,572
Outflow	154,304	—	—	—	154,304

	$268	$—	$—	$—	$268

January 1, 2012

Net settled

Index future contracts	$277	$(526)	$—	$—	$(249)

(Continued)

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

Gross settled

Currency swap contracts
Inflow	$940,676	$937,438	$—	$—	$1,878,114
Outflow	938,492	937,193	—	—	1,875,685

	$2,184	$245	$—	$—	$2,429

Forward exchange contracts
Inflow	$59,565	$—	$—	$—	$59,565
Outflow	59,638	—	—	—	59,638

	$(73)	$—	$—	$—	$(73)

(Concluded)

2)	Financing facilities

	December 31, 2013	December 31, 2012	January 1, 2012

Unsecured bank loan facility
Amount used	$254,357	$511,473	$475,000
Amount unused	8,474,923	8,638,527	8,525,000

	$8,729,280	$9,150,000	$9,000,000

Secured bank loan facility
Amount used	$1,700,000	$2,050,000	$1,651,419
Amount unused	600,000	600,000	—

	$2,300,000	$2,650,000	$1,651,419

37.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not collected by Chunghwa. Chunghwa believes that all revenues and costs of doing business are reflected in the consolidated financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel”)	Associate

(Continued)

Company	Relationship

International Integrated System, Inc. (“IISI”)	Associate
Senao Networks, Inc. (“SNI”)	Associate of SENAO
HopeTech Technologies Limited (“HopeTech”)	Associate of SIS
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate
Huada Digital Corporation (“HDD”)	Jointly controlled entity
Other related parties
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST
United Daily News Co., Ltd. (“UDN)	Investor of significant influence over SFD
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Cheng Fong Investment Co., Ltd.	The chairman of the board of directors of Cheng Fong is the general manager of SENAO.

(Concluded)

b.	Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Sales
	Year Ended December 31
	2013	2012

Associates	$366,802	$416,309

Jointly controlled entities	$3,981	$4,196

Others	$69,319	$4,318

	Purchases
	Year Ended December 31
	2013	2012

Associates	$1,485,632	$1,471,236

Jointly controlled entities	$571	$—

Others	$74,205	$64,920

2)	Non-operating transactions

	Year Ended December 31
	2013	2012

Associates	$32,623	$32,090

Others	$38	$58

3)	Receivables

	December 31, 2013	December 31, 2012	January 1, 2012

Associates	$59,875	$43,822	$34,064
Jointly controlled entities	1	19	—
Others	9,428	96	—

	$69,304	$43,937	$34,064

4)	Payables

	December 31, 2013	December 31, 2012	January 1, 2012

Associates	$549,012	$832,957	$783,688
Others	7,797	4,373	4,459

	$556,809	$837,330	$788,147

5)	Customers’ deposits

	December 31, 2013	December 31, 2012	January 1, 2012

Associates	$994	$2,695	$2,005

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2013	2012

Associates	$1,269,730	$746,926

The above amount is mainly attributable to telecommunications equipment bought from TISE.

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2013 was $409,856 thousand, which consisted of an offsetting credit of the prepayment of $211,211 thousand and an additional accrual of $198,645 thousand. The prepayment was $2,566,722 thousand (classified as prepaid rents - current $204,395 thousand, and prepaid rents - noncurrent $2,362,377 thousand) as of December 31, 2013.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended December 31
	2013	2012

Short-term benefits	$256,818	$277,209
Post-employment benefits	10,049	9,004
Share-based payment	5,892	—

	$272,759	$286,213

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	December 31, 2013	December 31, 2012	January 1, 2012

Property, plant and equipment, net	$2,668,409	$2,693,863	$2,736,212
Land held under development and land held for development (included in inventories)	1,998,733	1,998,733	—
Restricted assets (included in other noncurrent assets - others)	10,000	10,000	9,033

	$4,677,142	$4,702,596	$2,745,245

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $3,649,855 thousand as of December 31, 2013.

b.	Acquisitions of telecommunications equipment of $31,266,813 thousand as of December 31, 2013.

c.	Unused letters of credit of $202,156 thousand as of December 31, 2013.

d.	Contract to print billing, envelopes and marketing gifts of $28,587 thousand as of December 31, 2013.

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

40.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$6,446	29.805	$192,118
EUR	96	41.090	3,947
JPY	1,483	0.284	421
SGD	5,912	23.580	139,416
Accounts receivable
USD	135,595	29.805	4,041,407
EUR	35	41.090	1,419
JPY	5,012	0.284	1,423
SGD	102	23.580	2,416
Non-monetary items
Available-for-sale financial assets
USD	200	29.805	5,961
Investments accounted for using equity method
USD	854	29.805	25,563
SGD	22,046	23.580	519,839

Financial liabilities

Monetary items
Accounts payable
USD	121,194	29.805	3,612,179
EUR	31,580	41.090	1,297,617
JPY	39,738	0.284	11,286
SGD	22	23.580	519

	December 31, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$9,675	29.04	$280,968
EUR	366	38.49	14,073
JPY	15,647	0.34	5,257
SGD	233	23.76	5,539
Accounts receivable
USD	136,702	29.04	3,969,830
EUR	133	38.49	5,133
JPY	2,170	0.34	729
SGD	12	23.76	282

(Continued)

	December 31, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Non-monetary items
Available-for-sale financial assets
USD	$75,517	29.04	$2,193,024
Investments accounted for using equity method
USD	1,046	29.04	30,376
SGD	22,798	23.76	541,672

Financial liabilities

Monetary items
Accounts payable
USD	122,608	29.04	3,560,547
EUR	34,058	38.49	1,310,892
JPY	14,399	0.34	4,838
SGD	886	23.76	21,055

(Concluded)

	January 1, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$12,156	30.28	$368,034
EUR	78	39.18	3,075
JPY	188	0.39	73
SGD	183	23.31	4,261
Accounts receivable
USD	163,696	30.28	4,955,896
EUR	89	39.18	3,491
JPY	3,518	0.39	1,375
SGD	4	23.31	104
Non-monetary items
Available-for-sale financial assets
USD	68,243	30.28	2,066,398
Investments accounted for using equity method
USD	710	30.28	21,668
SGD	19,827	23.31	462,161

Financial liabilities

Monetary items
Accounts payable
USD	133,808	30.28	4,051,055
EUR	28,037	39.18	1,098,504
JPY	13,186	0.39	5,156
SGD	3,579	23.31	83,416

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates and jointly controlled entity): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Financial transactions: Please see Notes 7 and 36.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

42.	SEGMENT INFORMATION

The Company has five reportable segments that provide different products or services. Segment information is provided to the board of directors and CEO who allocate resources and assess segment performance. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom services, and the corporate related items not allocated to reportable segments.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2013

Revenue
From external customers	$73,502,031	$110,589,850	$25,446,792	$15,749,968	$2,692,666	$227,981,307
Intersegment revenues	18,446,818	5,702,284	4,354,398	2,107,016	1,231,254	31,841,770

Segment revenues	$91,948,849	$116,292,134	$29,801,190	$17,856,984	$3,923,920

Intersegment elimination						(31,841,770)

Consolidated revenues						$227,981,307

Segment income before income tax	$17,338,606	$23,676,221	$9,432,414	$892,251	$(2,229,119)	$49,110,373

Year ended December 31, 2012

Revenue
From external customers	$76,132,715	$100,793,986	$24,766,553	$15,318,567	$4,408,008	$221,419,829
Intersegment revenues	16,990,920	6,580,870	2,876,919	2,231,235	1,035,325	29,715,269

Segment revenues	$93,123,635	$107,374,856	$27,643,472	$17,549,802	$5,443,333

Intersegment elimination						(29,715,269)

Consolidated revenues						$221,419,829

Segment income before income tax	$15,674,584	$25,827,362	$8,578,736	$1,316,427	$(1,469,458)	$49,927,651

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as following:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2013

Interest revenue	$11,817	$9,265	$5,611	$2,185	$533,930	$562,808

Interest expense	$1,432	$9,308	$558	$—	$25,114	$36,412

Depreciation and amortization	$19,005,060	$8,147,299	$3,121,848	$1,548,609	$369,473	$32,192,289

Capital expenditure	$20,361,717	$9,245,371	$4,621,260	$1,559,415	$593,792	$36,381,555

Year ended December 31, 2012

Interest revenue	$6,045	$11,543	$2,056	$3,993	$718,300	$741,937

Interest expense	$—	$44	$2,251	$—	$19,738	$22,033

Depreciation and amortization	$19,230,346	$8,477,857	$2,684,680	$1,433,960	$334,625	$32,161,468

Capital expenditure	$19,550,852	$7,232,110	$3,441,150	$2,379,225	$676,941	$33,280,278

Main Products and Service Revenues from External Customer Information

	Year Ended December 31
	2013	2012

Mobile services revenue	$76,708,830	$72,540,443
Local telephone and domestic long distance telephone services revenue	41,278,348	44,628,593
Broadband access and domestic leased line services revenue	24,183,252	24,605,902
Internet services revenue	17,191,163	16,938,046
International network and leased telephone services revenue	12,674,982	12,748,466
Others	55,944,732	49,958,379

	$227,981,307	$221,419,829

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2013	2012

Taiwan, R.O.C.	$217,986,355	$213,837,402
Overseas	9,994,952	7,582,427

	$227,981,307	$221,419,829

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan and except for $3,309,999 thousand and $1,415,148 thousand at December 31, 2013 and 2012, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Major Customers

For the years ended December 31, 2013 and 2012, the Company did not have any single customer whose revenue exceeded 10% of the total revenue.

43.	DISCLOSURE FOR FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Basis of the preparation of financial information under IFRSs

As the basis of the preparation, the Company complied with IFRS 1 “First-time adoption of International Financial Reporting Standards” in addition to the significant accounting policies stated in Note 3 to prepare the consolidated financial statements as of and for the year ended December 31, 2013.

b.	Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, to prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012). IFRS 1 provided several optional exemptions. The main exemptions adopted by the Company were discussed as follows:

1)	Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations which occurred on or before December 31, 2011.

2)	Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)	Deemed costs

The Company elected to measure its revalued land at the date of transition to IFRSs at its revalued amount determined under ROC GAAP as its deemed cost. The other property, plant and equipment, investment properties and intangible assets were measured under a cost model under IFRSs.

4)	Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part of “explanation for the adjustments of IFRSs transition”.

c.	Impacts after transition to IFRSs

The impacts on the consolidated balance sheet and the consolidated statements of comprehensive income after transition to IFRSs are as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$106,538,985	($349,790)	($804,720)	$105,384,475	Current assets	4), 9), 13)
Investments accounted for using equity method	2,563,636	(7,619)	—	2,556,017	Investments accounted for using equity method	10)
Financial assets carried at cost	2,760,225	—	(185,195)	2,575,030	Financial assets carried at cost	13)
Available-for-sale financial assets	57,739	—	185,195	242,934	Available-for-sale financial assets	13)
Held-to-maturity financial assets	13,494,891	—	—	13,494,891	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		13)
Property, plant and equipment	302,612,014	—	(7,580,183)	295,031,831	Property, plant and equipment	1), 2), 13)
		—	9,060,081	9,060,081	Investment properties	1), 2)
Intangible assets	6,330,253	(64,553)	12,475	6,278,175	Intangible assets	13)
Other assets	7,562,539	581,747	328,726	8,473,012	Other noncurrent assets	1), 2), 4), 5), 6), 13)

Total	$442,920,282	$159,785	$16,379	$443,096,446	Total

Current liabilities	$59,280,808	$567,407	$(568,688)	$59,279,527	Current liabilities	7), 8), 9)
Noncurrent liabilities	10,501,840	2,783,363	680,053	13,965,256	Noncurrent liabilities	4), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	69,877,634	3,350,770	16,379	73,244,783	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,536,289	20,621,248	—	190,157,537	Additional paid-in capital	6), 12)
Retained earnings	115,866,869	(18,052,348)	—	97,814,521	Retained earnings	3), 5), 6), 7), 8), 9) 10), 11), 12)
Other adjustments	5,753,403	(5,724,647)	—	28,756	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	368,731,026	(3,155,747)	—	365,575,279	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,311,622	(35,238)	—	4,276,384	Noncontrolling interests	5), 6), 10), 11)

Total stockholders’ equity	373,042,648	(3,190,985)	—	369,851,663	Total shareholders’ equity

Total	$442,920,282	$159,785	$16,379	$443,096,446	Total

2)	Reconciliation of consolidated balance sheet as of December 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$100,995,487	$—	$(1,049,264)	$99,946,223	Current assets	4), 13)
Investments accounted for using equity method	2,249,955	(9,663)	—	2,240,292	Investments accounted for using equity method	10), 12)
Financial assets carried at cost	2,550,211	—	(82,350)	2,467,861	Financial assets carried at cost	13)
Available-for-sale financial assets	3,195,965	—	82,350	3,278,315	Available-for-sale financial assets	13)
Held-to-maturity financial assets	11,796,144	—	—	11,796,144	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		13)
Property, plant and equipment	303,650,145	—	(6,307,796)	297,342,349	Property, plant and equipment	1), 2), 13)
		—	7,788,898	7,788,898	Investment properties	1), 2)
Intangible assets	5,812,709	(64,553)	33,647	5,781,803	Intangible assets	13)
Other assets	8,196,205	732,491	537,942	9,466,638	Other noncurrent assets	1), 2), 4), 5), 6), 13)

Total	$439,446,821	$658,275	$3,427	$440,108,523	Total

Current liabilities	$56,783,972	$64,503	$(941,086)	$55,907,389	Current liabilities	7), 8)
Noncurrent liabilities	12,657,649	3,175,450	1,039,499	16,872,598	Noncurrent liabilities	4), 5), 6), 7), 8)

Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	69,536,607	3,239,953	3,427	72,779,987	Total liabilities

Common stock	$77,574,465	$—	$—	$77,574,465	Common stock
Additional paid-in capital	169,544,058	20,618,372	—	190,162,430	Additional paid-in capital	6), 11), 12)
Retained earnings	113,408,979	(18,420,248)	—	94,988,731	Retained earnings	3), 5), 6), 7), 8), 10), 11), 12)
Other adjustments	4,914,892	(4,753,831)	—	161,061	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	365,442,394	(2,555,707)	—	362,886,687	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,467,820	(25,971)	—	4,441,849	Noncontrolling interests	5), 6), 10), 11)

Total stockholders’ equity	369,910,214	(2,581,678)	—	367,328,536	Total shareholders’ equity

Total	$439,446,821	$658,275	$3,427	$440,108,523	Total

3)	Reconciliation of consolidated statement of comprehensive income for the year ended December 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$220,130,888	$1,288,941	$—	$221,419,829	Revenues	7), 8), 9)
Operating costs	(141,177,220)	(334,456)	(1,132)	(141,512,808)	Operating costs	6), 7), 9), 14)

Gross profits	78,953,668	954,485	(1,132)	79,907,021	Gross profit
Operating expenses	(30,040,263)	39,568	35,195	(29,965,500)	Operating expenses	6), 7), 9), 11), 14)
	—	—	(1,569,217)	(1,569,217)	Other income and expense	14)

Income from operations	48,913,405	994,053	(1,535,154)	48,372,304	Income from operations
Non-operating income and losses	(17,242)	3,221	1,569,368	1,555,347	Non-operating income and expenses	3), 10), 12), 14)

Income before income tax	48,896,163	997,274	34,214	49,927,651	Income before income tax
Income tax expense	(7,858,421)	(119,136)	(34,214)	(8,011,771)	Income tax expenses	5), 14)

Consolidated net income	$41,037,742	$878,138	$—	41,915,880	Net income

				(57,959)	Exchange differences arising from the translation of the foreign operations
				192,114	Unrealized gain on available-for-sale financial assets
				(1,496,742)	Actuarial loss arising from defined benefit plan	6)
				254,446	Income tax relating to components of other comprehensive income	5)
				(26,373)	Share of other comprehensive income of associates and jointly controlled entities accounted for using equity method

				(1,134,514)	Total other comprehensive income

				$40,781,366	Total comprehensive income

d.	Explanation for the adjustments of IFRSs transition:

1)	Classification of investment properties

Under ROC GAAP, properties for lease were classified as property, plant and equipment and other assets - idle assets; after transitions to IFRSs, owned-property for either rental revenue or capital appreciation should be classified as investment properties.

On January 1, 2012, the assets that met definitions of investment properties under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $8,596,664 thousand, and other assets - idle assets of $463,417 thousand, to investment properties. The total amount of reclassification was $9,060,081 thousand.

On December 31, 2012, the assets that met definitions of investment properties under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $7,329,796 thousand, and other assets - idle assets of $459,102 thousand, to investment properties. The total amount of reclassification was $7,788,898 thousand.

2)	Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment properties based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $400,453 thousand and $389,521 thousand as of January 1 and December 31, 2012, respectively. Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment properties, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $436,619 thousand and $415,479 thousand as of January 1 and December 31, 2012, respectively.

3)	Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1. The management measured land (classified as property, plant and equipment and investment properties under IFRSs) at its revalued amount, which was the carrying value under ROC GAAP, as deemed costs. As such, on January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings at the amount of $5,762,753 thousand. This reclassification did not affect total equity amount. The unrealized revaluation increment costs reclassified to retained earnings decreased by $350 thousand, due to the partial disposal on revalued land; and decreased by $2,054 thousand due to impairment loss for the year ended December 31, 2012. As a result, the revaluation increment was $5,760,349 thousand as of December 31, 2012. Gain on disposal decreased by $350 thousand, and impairment loss increased by $2,054 thousand for the year ended December 31, 2012.

4)	Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on the same entity.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

Based on the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities. Under IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts were $115,464 thousand and $142,929 thousand as of January 1 and December 31, 2012, respectively. Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed. As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent increased by $16,379 thousand and $3,427 thousand, respectively; reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under IFRSs.

5)	Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows: Deferred income tax assets increased by $596,271 thousand and $731,560 thousand as of January 1 and December 31, 2012, respectively (including the tax adjustments arising from the actuarial gain on defined benefit plan of $254,446 thousand); retained earnings increased by $587,418 thousand and $719,807 thousand as of January 1 and December 31, 2012, respectively; noncontrolling interests increased by $8,853 thousand and $11,774 thousand as of January 1 and December 31, 2012, respectively. Deferred income tax liabilities decreased by $21 thousand as of December 31, 2012. For the year ended December 31, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $119,157 thousand in deferred tax assets and decreased by $21 thousand in deferred income tax liabilities), income tax expense increased by $119,136 thousand and other comprehensive income-income tax relating to components of other comprehensive income increased by $254,446 thousand, respectively.

6)	Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18, “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to IFRSs, transitional rules in IAS 19, “Employee Benefits” was not applicable, thus the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants. However, under IFRSs, the Company elected to recognize pension gains arising from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

As a result of the aforementioned adjustments, other liabilities increased by $1,549,205 thousand and $2,078,862 thousand as of January 1 and December 31, 2012, respectively; other noncurrent assets decreased by $14,524 thousand as of January 1, 2012 and increased by $931 thousand as of December 31, 2012, respectively; retained earnings decreased by $1,512,039 thousand and $2,990,802 thousand as of January 1 and December 31, 2012, respectively; unrecognized net losses of pension decreased by $215 thousand and $957,202 thousand as of January 1 and December 31, 2012, respectively; noncontrolling interests decreased by $51,905 thousand and $44,331 thousand as of January 1 and December 31, 2012, respectively. For the year ended December 31, 2012, pension cost was decreased by $793 thousand which increased $169 thousand in operating costs and decreased $962 thousand in operating expenses and loss of other comprehensive income-actuarial benefits plan was of $1,496,742 thousand.

In addition, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the relevant regulations. After privatization, the pension obligations of retained employees that were civil employees and retired employees entitled to receive future monthly pension payments prior to privatization based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand derived according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to IFRSs.

7)	Award credits (often known as “points”)

Under ROC GAAP, there’s no relevant guidance regarding award credits. After the transition to IFRSs, Chunghwa applied IFRIC 13, “Customer Royalty Program” retroactively. The award credit should be measured at its fair value and defer the recognition of revenue. When the customers redeem the points, the related revenues and costs shall be recognized. Such guidance replaced Chunghwa’s accounting policy that Chunghwa used to accrue expenses when the award credits were granted.

Accrued award credits liabilities (classified as other current liabilities) decreased by $70,036 thousand and $120,863 thousand as of January 1 and December 31, 2012, respectively; deferred award credits revenue (classified as noncurrent liabilities - deferred revenue) increased by $24,242 thousand and $72,059 thousand as of January 1 and December 31, 2012, respectively; retained earnings increased by $45,794 thousand and $48,804 thousand as of January 1 and December 31, 2012, respectively. The revenue decreased by $47,817 thousand, the marketing expenses decreased by $80,105 thousand and the operating cost increased by $29,278 thousand for the year ended December 31, 2012, respectively.

8)	Recognition of revenue from providing fixed line connection service

Prior to privatization, Chunghwa was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, the Company recorded revenue from providing fixed line connection service upon the receipt of connection fees. Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa retrospectively adjusted the deferred income of $1,925,816 thousand and $1,286,108 thousand as of January 1 and December 31, 2012, respectively, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($639,708 thousand was classified as other current liabilities; $1,286,108 thousand was classified as noncurrent liabilities - deferred revenue as of January 1, 2012. $185,366 thousand was classified as other current liabilities; $1,100,742 thousand was classified as noncurrent liabilities - deferred revenue as of December 31, 2012). For the year ended December 31, 2012, revenue from providing fixed line connection service increased by $639,708 thousand.

9)	Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15 “Agreements for the Construction of Real Estate”; therefore IAS 11 “Construction Contracts” does not apply. The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18, “Revenue”. Due to the reasons mentioned above, the Company reversed the revenue that was recognized based on percentage completion method, and recognize the related revenue, cost and expense when the project is completed in 2012.

Inventories decreased by $392,040 thousand as of January 1, 2012; deferred marketing expenses (classified as other current assets) increased by $42,250 thousand as of January 1, 2012; accrued expenses (classified as other current liabilities - accrued expense) decreased by $2,265 thousand as of January 1, 2012; retained earnings decreased by $347,525 thousand as of January 1, 2012.

The construction revenue increased by $697,050 thousand, the construction cost increased by $305,009 thousand and the marketing expenses increased by $44,516 thousand for the year ended December 31, 2012.

10)	Equity method investments

Associates and jointly controlled entities are accounted for using equity method upon the Company’s transition to IFRSs, the main adjustment includes employee benefit and share-based payments and the related effects of tax adjustment, etc. As a result, long-term investments decreased by $7,619 thousand and $9,394 thousand as of January 1 and December 31, 2012, respectively; retained earnings decreased by $40,028 thousand and $52,057 thousand as of January 1 and December 31, 2012, respectively; unrecognized net loss of pension decreased by $37,891 thousand and $49,316 thousand as of January 1 and December 31, 2012, respectively; noncontrolling interests decreased by $5,482 thousand and $6,653 thousand as of January 1 and December 31, 2012, respectively. Share of the profit of associates and jointly controlled entities that accounted for using equity method increased by $4,389 thousand and share of other comprehensive income of associates and joint ventures accounted for using equity method decreased by $17,589 thousand for the year ended December 31, 2012.

11)	Share-based payment transactions

Part of the employee stock options granted by a subsidiary was not vested on the transition date. Therefore, the subsidiary should apply IFRS 2, “Share-based Payment” retroactively. Under IFRSs, paid-in capital - employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, instead it should be accounted as noncontrolling interests.

Retained earnings decreased by $1,657 thousand and $229 thousand as of January 1 and December 31, 2012, respectively. Noncontrolling interests increased by $1,657 thousand and 1,600 thousand as of January 1 and December 31, 2012, respectively. Additional paid-in capital reported by equity-method investees decreased by $1,371 as of December 31, 2012. The compensation cost under general and administrative expense decreased by $3,017 thousand for the year ended December 31, 2012.

12)	Subscription of associates/subsidiaries new shares and adjustments of paid-in capital reported related to equity-method investees

When an investee issues new shares and existing shareholders do not subscribe to the new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee. According to SFAS No. 5 “Long-term Investments under Equity Method” under ROC GAAP, as there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments. However, under IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings. If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions. In addition, the Company complied with the IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings. The Company reclassified such paid-in capital of $26,830 thousand to retained earnings as of January 1, 2012. The Company reclassified such paid-in capital of $28,335 thousand to retained earnings, retained earnings increased by $28,066 thousand and long-term investment decreased by $269 thousand as of December 31, 2012. Gain on disposal of financial instruments increased by $1,236 thousand for the year ended December 31, 2012.

13)	Presentation of consolidated balance sheets

a)	Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. In order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b)	Time deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal. Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Time deposits and negotiable certificate of deposits with maturities of more than three months held by the Company were $40,982,360 thousand and $22,263,840 thousand as of January 1 and December 31, 2012, respectively. In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)	Deferred expense

The deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature under IFRSs. Deferred expenses relating to prepaid expenses were reclassified of nil and $565 thousand as of January 1 and December 31, 2012, respectively. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $157,529 thousand and $215,646 thousand as of January 1 and December 31, 2012. Deferred expenses relating to computer software were reclassified as intangible assets of $12,475 thousand and $33,647 thousand as of January 1 and December 31, 2012.

d)	Assets held of disposal

The property, plant and equipment classified as assets expected for disposal (included in other assets - others) under ROC GAAP, was reclassified based on its nature under IFRSs. Assets held for disposal were reclassified as property, plant and equipment of $21,880 and $1,354 thousand as of January 1 and December 31, 2012, respectively.

e)	Reclassification of financial assets carried at cost

Based on the Regulations Governing the Preparation of Financial Reports by Securities Issuers, stocks held by the Company which were not listed in Taiwan Stock Exchange or were not trading in the GreTai Securities Market and the Company did not have significant influence over these investees were classified as financial assets carried at cost. After transition to IFRSs, part of financial assets carried at cost were designated as available-for-sale financial assets. Financial assets carried at cost were reclassified as available-for-sale financial assets of $185,195 thousand and $82,350 thousand as of January 1 and December 31, 2012, respectively.

14)	Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income. Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

15)	Summary of material adjustments of cash flow statements

Under ROC GAAP, collection and payment of interest and collection of dividends were classified as operating activity; payment of dividends was classified as financing activity. Further, for cash flow statement prepared using the indirect method, cash payment of interest expense is required for supplemental disclosure. Based on IAS 7 “Cash Flow Statement”, collection and payment of interest and dividends were disclosed separately with consistency for each period and classified as operating activity, investing activity or financing activity.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2013

(In Thousands of New Taiwan Dollars)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Notes
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,602,898	$1,350,000	$1,341,225	$42,585	$—	0.37	$14,411,593	Notes 3 and 4

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,674,330	3,300,000	3,300,000	1,650,000	3,300,000	0.92	3,674,330	Note 5

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 1% of the total stockholders’ equity of the latest financial statements of Chunghwa.
Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide shall not exceed 4% of the total stockholders’ equity of the latest financial statements of Chunghwa.
Note 5:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	16,200	162,000	17	—	—
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	168,605	4	—	—
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018	3	—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	4,275	42,750	8	—	—
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—

		Stocks
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	2,886,662	5	2,886,662	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		Bond
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	49,996	—	50,103	Note 3
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	150,167	—	150,308	Note 3
		NAN YA Company 1st Unsecured Corporate Bond-s Issue in 2009	—	Held-to-maturity financial assets	—	100,120	—	100,205	Note 3
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	25,046	—	25,198	Note 3
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,079	—	100,792	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	150,474	—	151,334	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,950	—	100,889	Note 3
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,176	—	50,408	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,141	—	100,474	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	300,840	—	301,424	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	$299,834	—	$301,143	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,535	—	100,381	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,236	—	200,829	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,941	—	100,414	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,881	—	200,829	Note 3
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,857	—	200,218	Note 3
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,852	—	199,273	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	87,776	—	88,246	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,139	—	50,426	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,166	—	50,426	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	125,224	—	126,088	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,355	—	201,102	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,124	—	100,552	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,708	—	301,242	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	100,008	—	100,084	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	150,065	—	150,126	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	100,031	—	100,084	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,868	—	302,112	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,864	—	150,842	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,792	—	201,216	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	—	Held-to-maturity financial assets	—	204,956	—	205,434	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	—	Held-to-maturity financial assets	—	102,430	—	102,716	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,200	—	201,458	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		Chinese Petroleum Corporation 2nd Unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	$199,853	—	$200,573	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	304,653	—	306,646	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	202,640	—	204,432	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	301,417	—	300,756	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,246	—	100,252	Note 3
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	201,782	—	201,782	Note 3
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	302,925	—	302,672	Note 3
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	205,931	—	207,425	Note 3
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	206,785	—	205,952	Note 3
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	20,039	—	20,064	Note 3
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,085	—	100,322	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,048	—	50,303	Note 3
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	174,830	—	176,066	Note 3
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,108	—	50,297	Note 3
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,070	—	100,733	Note 3
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,495	—	201,742	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,975	—	100,916	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,951	—	201,834	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,229	—	302,750	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,974	—	39,733	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,934	—	99,332	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-2A Issue in 2012	—	Held-to-maturity financial assets	—	99,931	—	99,960	Note 3
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,845	Note 3
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	49,992	—	50,144	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	$49,992	—	$50,144	Note 3
		MLPC 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	150,328	—	150,433	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,030	—	201,539	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,061	—	100,059	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,045	—	150,088	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,061	—	100,059	Note 3
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,810	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	100,392	—	101,941	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	301,260	—	305,823	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	299,836	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)		Percentage of Ownership	Market Value or Net Asset Value
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		200,676	—		201,265	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		100,269	—		100,633	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		301,425	—		301,898	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—		200,584	—		201,900	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—		300,000	—		300,000	Note 3
		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—		150,000	—		149,997	Note 3

1	Senao International Co.	Stocks
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200		12,000	9		—	—

2	CHIEF Telecom Inc.	Stocks
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374		3,450	10		—	—
		21 Vianet Group. Inc.	—	Available-for-sale financial assets	35		24,267	—		24,267	Note 2
						(US$	814)		(US$	814)

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

14	Chunghwa Investment Co.	Stocks
		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571	$73,964	11	$—	—
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	1,203	2,641	3	—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	1,875	14,250	3	—	—
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	2,445	4,867	1	—	—
		A2 peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	—
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	29,371	—	—	—
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800	4,070	8	—	—
		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	666	7,326	1	—	—
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800	630	1	—	—
		Mediapro Technology Ltd.	—	Financial assets carried at cost - noncurrent	55	230	—	—	—
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	1,350	16,200	2	16,200	—
		Procrystal Technology Co., Ltd.	—	Available-for-sale financial assets - noncurrent	405	98,351	2	98,351	Note 2
		Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,242	44,969	3	44,969	Note 2

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated amortization; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated amortization.
Note 2:	Market value was based on the closing price of December 31, 2013.
Note 3:	Market value of was based on the average trading price on December 31, 2013.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stock
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	305,090	$1,168,032 (Note 3)	97,500	$371,935	—	$—	$—	$—	402,590	$1,540,147 (Notes 3 and 4)

		Beneficiary certificates (mutual fund)				1,071	456,118	597	295,890	1,668	797,099	752,008	45,091	—	—
		PIMCO GIS plc Global Investment Grade Credit Fund Class H Institutional (Acc)	Available-for-sale financial assets	—	—	770	534,453	—	—	770	579,586	534,453	45,133	—	—
		PIMCO GIS plc Total Return Bond Class H Institutional (Acc)	Available-for-sale financial assets	—	—	671	230,472	318	116,280	989	372,472	346,752	25,720	—	—
		Janus Flexible Income Bond Fund	Available-for-sale financial assets	—	—	984	347,452	1,443	618,189	2,427	984,598	965,641	18,957	—	—
		PIMCO GIS Diversified Income Fund Class H Institutional (Acc)	Available-for-sale financial assets	—	—	778	297,283	—	—	778	314,074	297,283	16,791	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)		Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)
		Fidelity Funds - US Dollar Bond Fund (Y-ACC-USD)	Available-for-sale financial assets	—	—	433		149,190	426		145,298	859	303,961	294,488	9,473	—
		Eastpring Investments - US Corporation Bond Fund	Available-for-sale financial assets	—	—

Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—		600,000 (Note 2)	—		—	—	300,000 (Note 2)	300,000 (Note 2)	—	—		300,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—		700,000 (Note 2)	—		—	—	350,000 (Note 2)	350,000 (Note 2)	—	—		350,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-B Issue in 2006	Held-to-maturity financial assets	—	—	—		350,000 (Note 2)	—		—	—	350,000 (Note 2)	350,000 (Note 2)	—	—
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2010	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)	—		—	—	300,000 (Note 2)	300,000 (Note 2)	—	—

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	33,475	(US$	988,597 33,475)	25,700	(US$	761,623 25,700)	—	—	—	—	59,175	(US$	1,750,220 59,175 (Note 4))

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)		Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	32,760	(US$	966,186 32,760)	25,680	(US$	761,035 25,680)	—	—	—	—	58,440	(US$	1,727,221 58,440 (Note 4))

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	(US$	338,793 11,500)	—	(US$	370,735 12,500)	—	—	—	—	—	(US$	709,528 24,000 (Note 4))

		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	(US$	297,726 10,000)	—	(US$	355,329 12,000)	—	—	—	—	—	(US$	653,055 22,000) (Note 4)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes equity in earnings or losses of jointly controlled entities accounted for using equity method and exchange differences arising from the translation of the foreign operations adjustments.
Note 4:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 4)		Notes/Accounts Payable or Receivable
				Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$361,000 (Note 5)	—	30 days	$—	—	$35,389 (Note 5)	—
				Purchase	12,394,511 (Note 5)	11	30-90 days			(1,402,499 (Note 5))	(9)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	885,385 (Note 5)	1	30 days	—	—	(697,538 (Note 5))	—
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	409,856	—	30 days	—	—	(50,065)	—
		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	369,340 (Note 5)	—	90 days	—	—	(79,043 (Note 5))	—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	541,058	—	30-90 days	—	—	(334,402)	(2)
		CHIEF Telecom Inc.	Subsidiary	Purchase	254,306 (Note 5)	—	60 days	—	—	33,787 (Note 5)	—
				Sales	317,519 (Note 5)	—	30 days	—	—	(44,469 (Note 5))	—
		Donghwa Telecom Co., Ltd.	Subsidiary	Sales	143,465 (Note 5)	—	30 days	—	—	41,374 (Note 5)	—
		Chunghwa Sochamp Technology Inc.	Subsidiary	Purchase	161,114 (Note 5)	—	30 days	—	—	(151,660 (Note 5))	(1)
		So-net Entertainment Taiwan	Equity-method investee	Sales	278,863	—	60 days	—	—	19,683	—
		Honghwa Human Resources Co., Ltd.	Subsidiary	Purchase	562,320 (Note 5)	—	30 days	—	—	(195,319 (Note 5))	(1)

(Continued)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 4)		Notes/Accounts Payable or Receivable
				Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)		% to Total

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	12,416,976 (Note 5)	29	30-90 days	—	—	1,430,026 (Note 5)		67
				Purchase	213,131 (Note 5)	1	30 days	—	—	(27,499 (Note 5))		(1)
		Alliance Digital Tech Co., Ltd.	Equity-method investee	Purchase	317,662	1	30 days	—	—	(30,468)		(2)

2	CHIEF Telcom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	317,356 (Note 5)	22	30 days	—	—	44,469 (Note 5)		32
				Purchase	254,306 (Note 5)	23	60 days	—	—	(33,787 (Note 5))		(39)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	$2,448,695 (Note 5)	81	30 days	$—	—	$697,538 (Note 5)		96

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	396,340 (Note 5)	2	90 days	—	—	79,043 (Note 5)		66

6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	143,465 (Note 5)	—	30 days	—	—	(41,374 (Note 5	) )	(70)

33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	204,476 (Note 5)	—	30 days	—	—	161,377 (Note 5)		86

36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	622,358 (Note 5)	—	30 days	—	—	195,319 (Note 5)		100

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$488,533 (Note 2)	14.68	$—	—	$488,515	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	2,042,565 (Note 2)	9.01	—	—	1,377,853	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	697,538 (Note 2)	3.08	—	—	570,082	—

4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	110,581 (Note 2)	7.77	—	—	92,178	—

33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	Parent company	161,377 (Note 2)	3.45	—	—	73,729	—

36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	195,319 (Note 2)	5.28	—	—	137,297	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,770,346	$1,429,968	$392,185	Subsidiary (Note 5)
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,802,394	16,932	17,084	Subsidiary (Note 5)
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,195,518	402,590	100	1,540,147	(32,370)	(32,370)	Subsidiary (Note 5)
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	719,695	105,232	105,232	Subsidiary (Note 5)
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	712,963	60,373	56,950	Subsidiary (Note 5)
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	621,027	173,107	122,631	Subsidiary (Note 5)
		Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	759,709	68,085	89	491,879	(20,261)	(18,149)	Subsidiary (Note 5)
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	348,089	215,020	1	100	264,015	(34,433)	(34,368)	Subsidiary (Note 5)
		Honghwa Human Resources Co., Ltd.	Taiwan	Human Resources Service	180,000	—	18,000	100	191,428	11,428	11,428	Subsidiary (Note 5)
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	179,816	17,314	17,314	Subsidiary (Note 5)

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	126,748	64,835	37,353	Subsidiary (Note 5)
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	115,051	13,273	15,528	Subsidiary (Note 5)
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	103,027	73,157	—	100	85,224	420	420	Subsidiary (Note 5)
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	50,336	8,802	5,787	Subsidiary (Note 5)
		Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	25,184	3,761	3,761	Subsidiary (Note 5)
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	14,319	(10,466)	(3,095)	Subsidiary (Note 5)
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Notes 3 and 5)
		International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	292,239	48,822	20,344	Associate
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	278,044	45,535	13,667	Associate

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	214,201	947,038	306,554	Associate
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	158,218	235,117	67,766	Associate
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	120,008	60,008	9,429	30	92,325	3,826	1,173	Associate
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	2,879	33	74,838	22,272	7,243	Associate
		Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	—	3,000	19	28,757	(6,464)	(1,243)	Associate

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	$48,113	$64,500	452	13	$1,838	$(19,888)	$(4,292)	Associate
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	227,504	(27,609)	(13,805)	Jointly controlled entity

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	206,190	16,579	34	642,671	421,792	172,102	Associate
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	1,750,220	988,597	59,175	100	840,520	(500,125)	(502,006)	Subsidiary (Note 5)

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000	2,000	200	100	1,545	(124)	(124)	Subsidiary (Note 5)

		Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	19,739	5,111	5,111	Subsidiary (Note 5)

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,613	(536)	(536)	Subsidiary (Note 5)

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	1,000	—	100	9,751	(161)	(161)	Subsidiary (Note 5)

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	2,793,667	2,793,667	83,290	100	2,707,242	50,556	34,316	Subsidiary (Note 5)

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	519,839	275,760	105,148	Associate

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,936	51	159,159	55,951	28,696	Subsidiary (Note 5)
		Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	16,669	(2,870)	(2,870)	Subsidiary (Note 5)

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Panda Monium Company Ltd.	Cayman	The production of animation	20,000	20,000	602	43	—	—	—	Associate
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	29,719	173,107	6,289	Associate (Note 5)
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	47,793	1,429,968	4,353	Associate (Note 5)

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504	12,504	400	100	12,569	1,770	1,770	Subsidiary (Note 5)
		CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	—	600	100	1,742	42	42	Subsidiary (Note 5)
		Chunghwa Precision Test Tech. International Co., Ltd.	Samoa Islands	Wholesale electronic materials, electronic materials and general retail investment industry	2,957	—	100	100	2,981	—	—	Subsidiary (Note 5)

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	International investment.	1,727,221	966,186	58,440	100	813,367	(505,074)	(505,074)	Subsidiary (Note 5)
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	21,177	21,177	5,240	45	28,018	11,236	5,016	Associate

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	26,035	26,035	6,520	100	9,496	(2,848)	(2,848)	Subsidiary (Note 5)

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	348,088	215,019	1	100	264,056	(34,432)	(34,432)	Subsidiary (Note 5)

(Continued)

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2013.
Note 4:	Investment in mainland China is included in Table 7.
Note 5:	The amount was eliminated upon consolidation.
Note 6:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses	Total Amount of Paid- in	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1,	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31,	Net Income (Loss) of the	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of December 31,	Accumulated Inward Remittance of Earnings as of December 31,	Note
	and Products	Capital	(Note 1)	2013	Outflow	Inflow	2013	Investee	Investment	(Note 2)	2013	2013

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(536)	100	$(536)	$19,613	$—	Note 7

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	—	25,414	(5,747)	49	(2,816)	6,255	—	Note 7

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	709,528	2	338,793	370,735	—	709,528	(236,391)	100	(236,391)	333,213	—	Note 7

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	635,055	2	297,726	355,329	—	635,055	(202,899)	100	(202,899)	291,442	—	Note 7

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	87,540	2	57,860	29,680	—	87,540	(5,994)	100	(5,994)	80,309	—	Note 7

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	(59,633)	100	(59,633)	103,762	—	Note 7

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(27,819)	100	(27,819)	100,738	—	Note 7

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	28,912	113,145	—	142,057	(5,104)	75	(3,828)	137,268	—	Note 7

Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	8,931	19,924	—	28,855	(5,461)	51	(2,785)	26,050	—	Note 7

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2013	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$419,686

Xiamen Sertec Business Technology Co., Ltd. (Note 4)	25,414	79,882	476,101

Senao International Trading Co., Ltd. (Note 5)	1,713,859	2,431,971	—

Chunghwa Telecom (China) Co., Ltd. (Note 6)	177,176	177,176	219,206,493

Jiangsu Zhenghua Information Technology Company, LLC (Note 6)	142,057	142,057	219,206,493

Hua-Xiong Information Technology Co., Ltd. (Note 6)	28,855	44,653	219,206,493

Note 1:	Investments were through a holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Senao is not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The amount was eliminated upon consolidation.
Note 8:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2013	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	1	Accounts receivable	$35,389	—	—
					Accrued custodial receipts	453,145	—	—
					Accounts payable	1,399,507	—	—
					Amounts collected for others	643,288	—	—
					Revenues	361,000	—	—
					Non-operating income and gains	981	—	—
					Operating costs and expenses	12,394,511	—	4
					Non-operating expense and losses	10	—	—
					Property, plant and equipment	14,019	—	—
					Customer’s deposits	1,296	—	—
			CHIEF Telecom Inc.	1	Accounts receivable	33,787	—	—
					Accounts payable	44,469	—	—
					Amounts collected for others	2,957	—	—
					Revenues	254,306	—	—
					Operating costs and expenses	317,356	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	1	Accounts receivable	76	—	—
					Advances from customers	1	—	—
					Revenues	2,376	—	—
					Non-operating income and gains	466	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	2,251	—	—
					Amounts collected for others	5,562	—	—
					Accounts payable	21,491	—	—
					Amounts collected for others	90,560	—	—
					Revenues	27,812	—	—
					Non-operating income and gains	5	—	—
					Operating costs and expenses	67,206	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	5,849	—	—
					Accrued custodial receipts	3,951	—	—
					Prepaid expenses	17,630	—	—
					Accounts payable	692,548	—	—
					Payables to contractors	4,990	—	—
					Revenues	17,789	—	—
					Non-operating income and gains	1,413	—	—
					Operating costs and expenses	885,385	—	—
					Property, plant and equipment	1,117,108	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Office supplies	$272	—	—
					Work in process	94,227	—	—
					Spare parts	22,526	—	—
					Intangible assets	371,704	—	—
					Other deferred expenses	375	—	—
					Customer’s deposits	39,798	—	—
			Chunghwa Telecom Global Inc.	1	Accounts receivable	30,203	—	—
					Prepaid expenses	673	—	—
					Accounts payable	79,043	—	—
					Advances from customers	32	—	—
					Revenues	74,475	—	—
					Operating costs and expenses	369,340	—	—
					Property, plant and equipment	45,336	—	—
					Customer’s deposits	14,622	—	—
			Donghwa Telecom Co., Ltd.	1	Accounts receivable	41,374	—	—
					Accounts payable	21,208	—	—
					Advances from customers	47,709	—	—
					Revenues	143,465	—	—
					Operating costs and expenses	93,589	—	—
					Property, plant and equipment	37,793	—	—
			Spring House Entertainment Inc.	1	Accounts receivable	4,924	—	—
					Accounts payable	17,573	—	—
					Amounts collected for others	25,314	—	—
					Revenues	62,063	—	—
					Operating costs and expenses	45,357	—	—
					Intangible assets	3,238	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	1	Accounts receivable	745	—	—
					Prepaid expenses	619	—	—
					Accounts payable	9,697	—	—
					Revenues	19,051	—	—
					Operating costs and expenses	68,423	—	—
			Light Era Development Co., Ltd.	1	Accounts payable	1,299	—	—
					Revenues	2,905	—	—
					Operating costs and expenses	1,524	—	—
					Work in process	3,235	—	—
					Customer’s deposits	80	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	1	Accounts receivable	4,129	—	—
					Accounts payable	3,221	—	—
					Advances from customers	46	—	—
					Revenues	58,985	—	—
					Operating costs and expenses	62,618	—	—
			Chunghwa Investment Co., Ltd.	1	Revenues	2,052	—	—
			Chunghwa Telecom (China) Co., Ltd.	1	Accounts receivable	150	—	—
					Accounts payable	747	—	—
					Revenues	150	—	—
					Operating costs and expenses	9,333	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Smartfun Digital Co., Ltd.	1	Accounts receivable	$331	—	—
					Accounts payable	754	—	—
					Amounts collected for others	4,213	—	—
					Revenues	2,972	—	—
					Non-operating income and gains	459	—	—
					Operating costs and expenses	7,220	—	—
					Customer’s deposits	20	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	1	Accounts receivable	1	—	—
					Accounts payable	151	—	—
					Revenues	551	—	—
					Operating costs and expenses	4,373	—	—
			Chunghwa Sochamp Technology Inc.	1	Accounts payable	151,660	—	—
					Revenues	373	—	—
					Operating costs and expenses	161,114	—	—
					Work in process	18,284	—	—
					Spare parts	30,096	—	—
					Customer’s deposits	95	—	—
			Chief International Corp	1	Accounts receivable	6,357	—	—
					Accounts payable	6,410	—	—
			Honghwa Human Resources Co., Ltd.	1	Accounts payable	195,323	—	—
					Revenues	1,560	—	—
					Operating costs and expenses	37,076	—	—

	1	Senao International Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	297	—	—
			Chunghwa System Integration Co., Ltd.	3	Revenues	255	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	57	—	—
			Spring House Entertainment Inc.	3	Revenues	813	—	—
			Light Era Development Co., Ltd.	3	Revenues	80	—	—
			Smartfun Digital Co., Ltd.	3	Revenues	815	—	—

	2	CHIEF Telecom Inc.	Chunghwa System Integration Co., Ltd.	3	Accounts receivable	2	—	—
				3	Revenues	60	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	520	—	—
					Revenues	11,559	—	—
			Spring House Entertainment Inc.	3	Revenues	1,583	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	140	—	—
					Revenues	794	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	3	Chunghwa System Integration Co., Ltd.	Senao International Co., Ltd.	3	Revenues	7,671	—	—
			Spring House Entertainment Inc.	3	Accounts receivable	25	—	—
					Revenues	1,074	—	—
			Light Era Development Co., Ltd.	3	Revenues	347	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	1,237	—	—
			Chunghwa Sochamp Technology Inc.	3	Revenues	70	—	—
			Honghwa Human Resources Co., Ltd.	3	Accounts receivable	143	—	—
					Revenues	480	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	860	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Senao International Co., Ltd.	3	Revenues	$10	—	—
			Chunghwa System Integration Co., Ltd.	3	Accounts receivable	87	—	—
					Revenues	161	—	—
			Light Era Development Co., Ltd.	3	Revenues	433	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Revenues	5	—	—
			Chunghwa Telecom Global, Inc.	3	Revenues	184	—	—

	5	Chunghwa Telecom Global, Inc.	Donghwa Telecom Co., Ltd.	3	Accounts receivable	283	—	—
					Revenues	3,311	—	—
			Chunghwa Telecom Singapore	3	Accounts receivable	39,640	—	—
					Revenues	40,864	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Accounts receivable	68	—	—
					Amounts collected for others	996	—	—
					Revenues	373	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	3	Prepaid expenses	21,686	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	CHIEF Telecom Inc.	3	Accounts receivable	911	—	—
					Revenues	15,835	—	—
			Chunghwa Telecom Global, Inc.	3	Accounts receivable	30,891	—	—
					Revenues	30,919	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	1,316	—	—
					Revenues	14,688	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Accounts receivable	1	—	—
					Revenues	11,402	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	414	—	—
			Chunghwa Telecom Singapore	3	Revenues	2,017	—	—
		Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	86,667	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	30	Chunghwa Telecom (China) Co., Ltd.	Senao International Co., Ltd.	3	Revenues	411	—	—

	31	Smartfun Digital Co., Ltd.	Spring House Entertainment Inc.	3	Advances from customers	2,316	—	—
					Revenues	12,729	—	—

	33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom (China) Co., Ltd.	3	Accounts receivable	65	—	—
					Revenues	130	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2013, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2013.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)